UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 333-224459

SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441) 295-6935
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   Yes [ ]   No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes [ ]   No [X]

Seadrill Limited

Report on Form 6-K for the six months ended June 30, 2020

EXPLANATORY NOTE

This Form 6-K contains the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed Consolidated Financial Statements and related information and data of the Company as of and for the six month period ended June 30, 2020.

This Form 6-K is hereby incorporated by reference into our Registration Statements on (i) Form F-3 (Registration No. 333-224459), and (ii) Form S-8 (Registration No. 333-227101).

INDEX

Cautionary Statement Regarding Forward-Looking Statements	2
Management's Discussion and Analysis of Financial Condition and Results of Operations	4
Interim Financial Statements (unaudited)
Unaudited Consolidated Statements of Operations for the three and six months ended June 30, 2020 and the three and six months ended June 30, 2019.	F-2
Unaudited Consolidated Statements of Comprehensive Loss for the three and six months ended June 30, 2020 and the three and six months ended June 30, 2019.	F-3
Unaudited Consolidated Balance Sheets as at June 30, 2020 and December 31, 2019.	F-4
Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and the six months ended June 30, 2019.	F-5
Unaudited Consolidated Statements of Changes in Equity for the three and six months ended June 30, 2020 and the three and six months ended June 30, 2019.	F-7
Notes to Unaudited Consolidated Financial Statements	F-8

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, or the PSLRA, and are including this cautionary statement in connection therewith. The PSLRA provides safe harbor protections for forward-looking statements to encourage companies to provide prospective information about their business.

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

This report on Form 6-K and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this report on Form 6-K, and in the documents incorporated by reference to this report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•the impact of our decision to prepare for a comprehensive restructuring of our Balance Sheet, the outcome of which is uncertain;
•factors related to the offshore drilling market, including volatility and changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;
•the impact of global economic conditions, including potential trade wars and global health threats, such as the coronavirus, or COVID-19, outbreak on us, our customers and suppliers;
•supply and demand for drilling units and competitive pressure on utilization rates and dayrates;
•customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;
•the repudiation, nullification, modification or renegotiation of drilling contracts;
•delays in payments by, or disputes with, our customers under our drilling contracts;
•fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;
•our liquidity and the adequacy of cash flow for our obligations;
•our ability to successfully employ our drilling units;
•our ability to procure or have access to financing;
•our expected debt levels;
•the impact of the operating and financial restrictions imposed by covenants in our debt agreements;
•our ability to satisfy our obligations, including certain covenants, under our debt agreements and, if needed, to raise new capital or refinance our existing indebtedness;
•the ability of our affiliated or related companies to service their debt requirements and comply with the provisions contained in their loan agreements;
•credit risks of our key customers;
•political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, public health threats, piracy, corruption, significant governmental influence over many aspects of local economies, or the seizure, nationalization or expropriation of property or equipment;
•our ability to maintain relationships with suppliers, customers, employees and other third parties in light of our decision to prepare for a comprehensive restructuring of our Balance Sheet;
•our ability to maintain and obtain adequate financing to support our business plans in light of our decision to prepare for a comprehensive restructuring of our Balance Sheet;
•the concentration of our revenues in certain geographical jurisdictions;
•limitations on insurance coverage, such as war risk coverage, in certain regions;
•any inability to repatriate income or capital;
•the operation and maintenance of our drilling units, including complications associated with repairing and replacing equipment in remote locations and maintenance costs incurred while idle;
•newbuildings, upgrades, shipyard and other capital projects, including the completion, delivery and commencement of operation dates;
•import-export quotas;
•wage and price controls and the imposition of trade barriers;
•the recruitment and retention of personnel;
•regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;
•the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;
•fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or US monetary policy;

•future losses generated from investments in associated companies or receivable balances held with associated companies;
•tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Brazil, Norway, the United Kingdom and the United States;
•legal and regulatory matters, including the results and effects of legal proceedings, and the outcome and effects of internal and governmental investigations;
•hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and the suspension of operations;
•customs and environmental matters;
•our decision to voluntarily withdraw our common shares from listing on the New York Stock Exchange; and
•other important factors described from time to time in the reports filed or furnished by us with the SEC.

We caution readers of this report on Form 6-K not to place undue reliance on these forward-looking statements, which speak to circumstances only as at their dates. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the interim Financial Statements presented in this report, as well as the historical Consolidated Financial Statements and related notes of Seadrill Limited included in our annual report on Form 20-F filed with the SEC on April 2, 2020 (SEC File No. 333-224459) (the “20-F”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The unaudited Consolidated Financial Statements of Seadrill Limited included in this report have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and are presented in US Dollars.

Except where the context otherwise requires or where otherwise indicated, the terms "Seadrill," "the Group," "we," "us," "our," "the Company" and "our Business" refer to either Seadrill Limited, any one or more of its consolidated subsidiaries, or to all such entities.

References to the term “Predecessor” refers to the financial position and results of operations of Seadrill prior to, and including, July 1, 2018. This is also applicable to terms “Seadrill,” “the Group,” “we,” “us,” “our,” “the Company” or “our Business” in context of events before emergence from Chapter 11 Proceedings on July 2, 2018.

Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from the perspective of management. Our MD&A is presented in the following sections:

•Overview
•Significant developments
•Contract backlog
•Market overview and trends
•Results of operations
•Liquidity and capital resources
•Contractual obligations
•Quantitative and qualitative disclosures about market risk
•Critical accounting estimates

Overview
We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow to ultra-deepwater areas in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Typically, our customers are oil super-majors, state-owned national oil companies and independent oil and gas companies.

Through a number of acquisitions of companies, second-hand units and newbuildings, we have developed into one of the world's largest international offshore drilling contractors. We also provide management services to our related parties: Seadrill Partners, SeaMex, Northern Ocean and Sonadrill.

Significant Developments for the period from January 1, 2020 through and including June 30, 2020

Impairment of assets
During the first quarter of 2020 there was a significant decrease in the price of oil due to the actions of OPEC and its partners combined with the global impact of the COVID-19 pandemic, with Brent Oil reaching a low of $22 per barrel on March 30, 2020. The impact of these events on the drilling market has had an impact on our industry with expected decreases in utilization going forward and downward pressure on dayrates. In our first quarter financial statements, we reported that we considered these conditions to represent indicators of impairment for our assets and we recognized impairment charges in respect of our drilling units, totaling $1,230 million, and against our investment in Seadrill Partners of $47 million. There has been a partial recovery in the oil price to $41 per barrel on June 30, 2020 and no further impairments have been recognized during the second quarter.

Archer convertible note
On March 13, 2020, Archer announced that it had successfully secured a consensual amendment and extension to its debt facilities. This included a reduction to the principal and interest on the convertible loan due to us from Archer, in exchange for a reduced stock conversion price and removal of certain restrictions regarding the sale or conversion of the loan (see Note 26 - "Related party transactions" for details regarding the loan). Following the amendment, the principal due on the loan was reduced to $13 million and the stock conversion price decreased from $2.083 per share to $0.40. The maturity date of the loan was extended to April 1, 2024. The transaction was executed on April 9, 2020.

New York Stock Exchange delisting
On March 26, 2020, we received written notice from the NYSE that we were not in compliance with the continued listing standard with respect to the minimum average share price required of $1.00 per share over a period of thirty consecutive trading days. On April 8, 2020, the Company notified the NYSE of its intention to cure the non-compliance.

However, in light of the significant impact of COVID-19 on the Company and the drilling industry as well as the challenges posed by the continued volatility in the offshore oil and gas industry, and taking into account other factors associated with maintaining a NYSE listing, the Board of Directors determined that it was in the best interests of the Company to voluntarily withdraw our common shares from listing on the NYSE. We filed a Form 25 with the SEC on June 11, 2020 in order to delist our common shares from the NYSE, which occurred ten days thereafter upon effectiveness of the Form 25. Accordingly, the Company's last day of trading on the NYSE was on June

19, 2020, which was the last trading day prior to effectiveness of the Form 25. While the Company's common shares are currently traded on the OTCQX market, an electronic inter-dealer quotation system based in the United States, our listing on the Oslo Stock Exchange, where our common shares trade under the ticker symbol 'SDRL', is now our sole exchange listing. We expect to continue to make required filings with the SEC.

Bank negotiations and lender consent
During the first quarter, we were engaged in discussions with our lenders over potential amendments to our credit facilities that would have provided the Company with greater operational flexibility and additional near-term liquidity. Whilst these amendments were supported by a majority of our secured lenders, certain amendments needed 100% approval across 43 institutions, and recent market uncertainties prevented us from obtaining the required level of support. As a consequence, we did not proceed with the bank consent and have retained financial and legal advisors to prepare for a comprehensive restructuring of our balance sheet. With the help of these advisors, we have engaged in negotiations with our lenders surrounding a comprehensive restructuring.

Whilst we continue to evaluate various alternatives to address the cost of debt service and overall volume of debt, we anticipate that a comprehensive restructuring may require a substantial conversion of our indebtedness to equity. As of June 30, 2020, Seadrill has $1.0 billion of cash which we believe provides sufficient liquidity to complete a comprehensive restructuring process. Our business operations remain unaffected by the negotiations and related contingency planning efforts, and we expect to meet our ongoing customer and business counterparty obligations as they become due.

Although we have not yet reached an agreement with our lenders on any refinancing or extension of obligations, we may determine that it is in our best interests to pursue a deleveraging of our capital structure, which may be accomplished on an out-of-court basis or in-court basis, in which case, our existing common shareholders could experience a substantial dilution in their voting and economic interests in the Company or may receive minimal or no recovery for their existing equity interests.

Contract Backlog

Contract Backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Contract Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities.

The disruptive impacts of the oil price decline and COVID-19 could have an adverse effect on our ability to realize our backlog. Our customers may seek to terminate or renegotiate our contracts, which could result in lower dayrates or less favorable economic terms.

The contract backlog for our fleet was as follows as at the dates specified:

(In $ millions)
Contract backlog	June 30, 2020	December 31, 2019
Floaters	693	803
Jack-ups	1,642	1,741
Total	2,335	2,544

Our contract backlog includes only firm commitments represented by signed drilling contracts. The full contractual operating dayrate may differ to the actual dayrate we ultimately receive. For example, an alternative contractual dayrate, such as a waiting-on-weather rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also differ to the actual dayrate we ultimately receive because of several other factors, including rig downtime or suspension of operations. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period.

We project our June 30, 2020 contract backlog to unwind over the following periods:

(In $ millions)		Year ended
Contract backlog	Total	2020	2021	2022	2023+
Floaters	693	192	259	131	111
Jack-ups	1,642	130	272	271	969
Total	2,335	322	531	402	1,080

The actual amounts of revenues earned and the actual periods during which revenues are earned will also differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable dayrates than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which are available to our customers under certain circumstances.

Market Overview and Trends
The below table shows the average oil price for the three months ended June 30, 2020 and for each year ended December 31 over the period 2016 to 2020. The Brent oil price at June 30, 2020 was $41.

	Dec-2016	Dec-2017	Dec-2018	Dec-2019	Jun-2020
Average Brent oil price ($/bbl)	45	55	71	64	33

Although we saw a stabilization in the oil and gas market in 2019, recent developments have created significant uncertainty on the industry’s trajectory for the near to medium term. The global impacts surrounding the COVID-19 outbreak combined with actions by certain members of OPEC and its partners led to a substantial decrease in the price of Brent oil in the first quarter, which reached $22 per barrel on March 30, 2020. Whilst there has been some improvement in the oil price in the second quarter, with Brent reaching $41 per barrel on June 30, 2020, demand remains below the levels reached before the COVID-19 pandemic and the market continues to be oversupplied. As a result, our customers have continued to reduce capital expenditures which is likely to lead to lower utilization levels and downward pressure on dayrates in future quarters.

The below table shows the global number of rigs on contract and marketed utilization at June 30, 2020 and for each of the four preceding years ending December 31.

	Dec-2016	Dec-2017	Dec-2018	Dec-2019	Jun-2020
Contracted rigs
Harsh environment floater	35	30	31	35	31
Benign environment floater	139	120	116	119	115
Jack-up (1)	152	154	168	204	211
Marketed utilization
Harsh environment floater	81%	83%	85%	87%	81%
Benign environment floater	71%	71%	73%	77%	78%
Jack-up (1)	70%	70%	74%	86%	86%
(1) Jack-up rigs capable of operating in water depth greater than 350 feet.

Floater segment
After several years of decreased contracting activity, we saw an increase in the number of opportunities for floaters in 2019 which, in combination with continued attrition in the benign-environment sub-segment, has led to improved utilization for both harsh-environment and benign-environment units. This trend reversed in the first half of 2020, in line with the market trends described in the previous section, with the global number of contracted floaters at June 2020 falling back to December 2018 levels. Whilst there has been a decrease in the number of contracted rigs during 2020, marketed utilization for benign environment floaters has remained at a similar level to December 2019 due to the high level of attrition in that sub-segment continuing in 2020. There has been a lower level of attrition in the harsh environment sub-segment and therefore the lower level of contracting activity has led to a decrease in marketed utilization. We expect to see continued effects of the impact of COVID-19 pandemic and the oil price decline on utilization across both sub-segments and downward pressure on dayrates.

Jack-up segment
Over recent years we have seen an increase in the number of contracted jack-up rigs with the global number of contracted units increasing from 152 at December 2016 to 204 at December 2019. Whilst this trend continued in the first quarter of 2020, marketed utilization at June 2020 had decreased back to December 2019 levels following a number of contract terminations in the second quarter. We anticipate further decreases in upcoming quarters due to limited visibility of immediate demand.

Results of Operations

The tables included below set out financial information for the three and six months ended June 30, 2020 and the three and six months ended June 30, 2019.

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Operating revenues	277	321	598	623
Operating expenses	(365)	(397)	(748)	(796)
Other operating items	—	3	(1,222)	29
Operating loss	(88)	(73)	(1,372)	(144)
Interest expense	(92)	(122)	(200)	(254)
Loss on impairment of equity method investments	—	—	(47)	—
Other income and expense	2	(41)	(127)	(116)
Loss before income taxes	(178)	(236)	(1,746)	(514)
Income tax (expense) / benefit	(5)	30	(2)	12
Net loss	(183)	(206)	(1,748)	(502)

1) Operating revenues

Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Contract revenues	189	253	392	508
Reimbursable revenues	10	10	19	19
Management contract revenues	73	58	178	95
Other revenues	5	—	9	1
Total operating revenues	277	321	598	623

a) Contract revenues

Contract revenues represent the revenues that we earn from contracting our drilling units to customers, primarily on a dayrate basis. We have analyzed contract revenues by segment in the table below.

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Floaters	114	164	232	338
Jack-ups	75	89	160	170
Contract revenues	189	253	392	508

Contract revenues are primarily driven by the average number of rigs under contract during a period, the average dayrates earned and economic utilization achieved by those rigs under contract. We have set out movements in these key indicators of performance in the sections below.

i.Average number of rigs on contract

We calculate the average number of rigs on contract by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period. The average number of rigs on contract for the periods covered is set out in the below table:

(Number)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Floaters	6	7	6	8
Jack-ups	6	8	7	8
Average number of rigs on contract	12	15	13	16

The average number of floaters on contract for the three months ended June 30, 2020 decreased by one compared to the three months ended June 30, 2019. The West Jupiter and West Saturn were off-contract in 2020 but operated in 2019 and the West Gemini's contract with Total in Angola was suspended during the second quarter of 2020. This was offset by a full quarter of operations on the West Phoenix in the second quarter of 2020 and by the Sevan Louisiana operating in 2020 after being under repair in the second quarter of 2019.

The average number of floaters on contract for the six months ended June 30, 2020 decreased by two compared to the six months ended June 30, 2019 due to the second quarter variances described above and because the West Carina was warm stacked in the first quarter of 2020 whilst it was on contract the entirety of the six months ended June 30, 2019.

The average number of jack-ups on contract for the three months ended June 30, 2020 decreased by two compared to the three months ended June 30, 2019. This was primarily due to the West Castor and West Telesto being leased to the Gulfdrill joint venture in 2020 and the West Tucana being warm stacked in May 2020 offset by idle time on the West Telesto during the second quarter of 2019.

The average number of jack-ups on contract for the six months ended June 30, 2020 decreased by one compared to the six months ended June 30, 2019 due to the second quarter variances described above offset by idle time on the West Cressida during the first quarter of 2019.

ii.Average contractual dayrates

We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of rig operating days for the reporting period. We have set out the average contractual dayrates for the periods presented in the below table:

(In $ thousands)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Floaters	211	253	209	237
Jack-ups	127	113	116	110

The average contractual dayrate for floaters decreased during the three and six months ended June 30, 2020 as the West Tellus was on a lower dayrate for the three and six months ended June 30, 2020 compared to the previous year and the West Jupiter completed a legacy dayrate contract at the end of 2019.

The average contractual dayrate for jack-ups increased between the three and six months ended June 30, 2020 and the three and six months ended June 30, 2019 due to the West Linus and West Elara going onto market indexed rates.

iii.Economic utilization for rigs on contract

We define economic utilization as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.

Economic utilization for each of the periods presented in this report is set out in the table below:

(Percentage)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Floaters	85%	95%	87%	93%
Jack-ups	99%	98%	98%	98%

The economic utilization for floaters for the three and six months ended June 30, 2020 decreased in comparison to the three and six months ended June 30, 2019 due to the West Tellus undergoing their recertifications in the second quarter of 2020.

The economic utilization for jack-ups for the three and six months ended June 30, 2020 remained consistent to the three and six months ended June 30, 2019.

b) Reimbursable revenues

We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues. Reimbursable revenues have remained broadly constant over the reporting periods presented in this report.

c) Management contract revenue

Management contract revenues includes revenues related to contracts where we are providing management, operational and technical support services to other parties. The below table provides an analysis of management contract revenues for periods presented in this report.

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Management fee revenues	36	23	77	43
Managed rig reimbursable revenues	37	34	100	51
Related party inventory sales	—	1	1	1
Total management contract revenues	73	58	178	95

The increase in management fee revenues for the three and six months to June 30, 2020 compared to the equivalent periods in 2019 was primarily related to management fees from managing the harsh-environment semi-submersible rig West Mira for Northern Ocean and the drillship Libongos for Sonadrill. Both rigs commenced their first drilling contracts in the fourth quarter of 2019.

The increase in managed rig reimbursable revenues for the three and six months to June 30, 2020 related to contracts to perform the first mobilization of the harsh-environment semi-submersible rig West Bollsta for Northern Ocean and drillship Quengela for Sonangol as well as crewing services provided on a reimbursable basis.

d) Other revenues

Other revenues include the following:

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Lease revenues	5	—	8	—
Other	—	—	1	1
Total other revenues	5	—	9	1

Other revenues for the three and six months ended June 30, 2020 included related party charter income earned by the West Castor and West Telesto, which have been leased to Gulfdrill.

2) Operating expenses

Total operating expenses include vessel and rig operating expenses, reimbursable expenses, management contract expenses, depreciation of drilling units and equipment, amortization of favorable and unfavorable contracts, and selling, general and administrative expenses.

We have analyzed operating expenses between these categories in the table below:

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Vessel and rig operating expenses (i)	(152)	(173)	(304)	(364)
Reimbursable expense	(10)	(9)	(17)	(18)
Management contract expense (ii)	(104)	(49)	(208)	(82)
Depreciation (iii)	(82)	(104)	(182)	(212)
Amortization of intangibles (iv)	—	(38)	—	(73)
Selling, general and administrative expenses (v)	(17)	(24)	(37)	(47)
Total operating expenses	(365)	(397)	(748)	(796)

i.Vessel and rig operating expenses

Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies, expenses for repair and maintenance and onshore support costs.

We have analyzed vessel and rig operating expenses by segment in the table below.

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Floaters	(109)	(118)	(214)	(251)
Jack-ups	(43)	(55)	(90)	(113)
Vessel and rig operating expenses	(152)	(173)	(304)	(364)

Vessel and rig operating expenses are mainly driven by rig activity. On average, we incur higher vessel and rig operating expenses when a rig is operating compared to when it is stacked. For stacked rigs we incur higher vessel and rig expenses for warm stacked rigs compared to cold stacked rigs. We incur one-time costs for activities such as preservation and severance when we cold stack a rig. We also incur significant costs when re-activating a rig from cold stack, a proportion of which is expensed as incurred. Where a rig is leased to another operator, the majority of vessel and rig expenses are incurred by the operator.

We have analyzed the average number of rigs by status and segment over the reporting period in the table below:

(Number of rigs)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Floaters
Operating	6	7	6	8
Warm stacked	3	3	3	2
Cold stacked	10	9	10	9
Average number of Floaters	19	19	19	19

Jack-ups
Operating	6	8	7	8
Warm stacked	2	2	1	2
Cold stacked	6	6	6	6
Chartered to Gulfdrill joint venture	2	—	2	—
Average number of Jack-ups	16	16	16	16

Vessel and rig expenses for the floater segment decreased by $9 million for the three months ended June 30, 2020 compared to the three months ended June 30, 2019 and by $37 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. This decrease was primarily due to there being fewer operating rigs in 2020, as described in the revenue section above, and because the West Eclipse was cold stacked in 2020 but warm stacked in the first half of 2019.
Vessel and rig expenses for the jack-up segment decreased by $12 million for the three months ended June 30, 2020 compared to the three months ended June 30, 2019 and by $23 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. This decrease was primarily due to there being fewer operating rigs in 2020 as a result of the West Castor and West Telesto being chartered to the Gulfdrill joint venture.

ii. Management contract expenses

Management contract expenses include the costs incurred to manage drilling units on behalf of Seadrill Partners, SeaMex, Sonadrill and Northern Ocean. We have analyzed the main components of management contract expenses in the table below:

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Managed rig operating expenses	26	15	58	31
Managed rig reimbursable expenses	37	34	100	51
Changes in allowances for expected credit losses	41	—	50	—
Total management contract expenses	104	49	208	82

The increase in managed rig operating expenses for the three and six months to June 30, 2020 compared to the equivalent periods in 2019 primarily related to additional costs incurred to manage the harsh-environment semi-submersible rig West Mira for Northern Ocean and drillship Libongos for Sonadrill.

The increase in managed rig reimbursable expenses for the three and six months to June 30, 2020 related to contracts to perform the first mobilization of the harsh-environment semi-submersible rig West Bollsta for Northern Ocean and drillship Quengela for Sonangol and to crewing costs provided on a reimbursable basis.

On January 1, 2020, we established allowances for estimated future credit losses on trade receivables in accordance with ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). We reported changes in credit loss allowances related to trade receivables from managed rig arrangements through management contract expenses.

iii. Depreciation

We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives. The decrease for the three and six months ended June 30, 2020 compared to the three and six months ended June 30, 2019 was primarily due to assets becoming fully depreciated following the impairment of assets recognized in the three months ended March 31, 2020.

iv. Amortization of intangibles

On emergence from Chapter 11 and application of fresh start accounting, we recognized intangible assets and liabilities for favorable and unfavorable drilling contracts at fair value. We amortize these assets and liabilities over the remaining contract period and classify the amortization under operating expenses. The majority of our favorable and unfavorable contracts completed in prior periods, therefore the amount recognized in the three and six months ended June 30, 2020 was nil.

v. Selling, general and administrative expenses

Selling, general and administrative expenses include the cost of our corporate and regional offices, certain legal and professional fees as well as the remuneration and other compensation of our officers, directors and employees engaged in central management and administration activities. The decrease for the three and six months ended June 30, 2020 compared to the three and six months ended June 30, 2019 was primarily due to lower personnel costs and lower legal and advisory costs.

3) Other operating items

Other operating items include the following:

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Impairment of long-lived assets (i)	—	—	(1,230)	—
Other operating income (ii)	—	3	8	29
Total other operating items	—	3	(1,222)	29

i.Impairment of long-lived assets

During the first quarter of 2020 there was a significant decrease in the price of oil due to the actions of OPEC and its partners combined with the global impact of the COVID-19 pandemic, with Brent Oil reaching a low of $22 per barrel on March 30, 2020. The impact of these events on the drilling market has had an impact on our industry with expected decreases in utilization going forward and downward pressure on dayrates. We therefore concluded that an impairment triggering event had occurred for our drilling unit fleet in the three months ended March 31, 2020.

We assessed whether the carrying values of each of our drilling units were recoverable by comparing the undiscounted future net cash flows that each rig was projected to generate with their carrying value. We found that the projected future cashflows for certain cold-stacked units were not sufficient for the carrying value to be recovered, and therefore recorded an impairment charge to reduce the carrying value of these units to their estimated fair value. This resulted in an impairment charge of $1,230 million at March 31, 2020.

Between the March 31, 2020 assessment date to June 30, 2020, no further impairments have been recognized against our drilling units.
ii.Other operating income

Other operating income for the six months ended June 30, 2020 represents the settlement of a loss of hire insurance claim in relation to a subsea equipment incident on the Sevan Louisiana.

Other operating income for the three and six months ended June 30, 2019 represents cash received for the recovery of receivable balances previously written down to nil on fresh start.

4) Interest expense

Interest expense for each of the periods presented in this report is set out in the table below:

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Interest expense	(92)	(122)	(200)	(254)

We have analyzed interest expense into the following components:

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Cash and payment-in-kind interest on debt facilities	(80)	(110)	(176)	(230)
Unwind of discount on debt	(12)	(12)	(24)	(24)
Interest expense	(92)	(122)	(200)	(254)

Cash and payment-in-kind interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Senior credit facilities	(56)	(82)	(127)	(167)
Senior secured notes	(15)	(16)	(30)	(39)
Debt of consolidated variable interest entities	(9)	(12)	(19)	(24)
Cash and payment-in-kind interest	(80)	(110)	(176)	(230)

We are charged interest on our senior credit facilities at LIBOR plus a margin. There has been a decrease in LIBOR rates contributing to the decrease in interest expense on our senior credit facilities.

We are charged a fixed interest rate on the Senior Secured Notes of 12% of which 4% is cash interest and 8% payment-in-kind interest. We repurchased $311 million of principal on the notes on April 10, 2019, which has led to a decrease in the interest expense between 2019 and 2020.

Our Consolidated Balance Sheet includes $598 million of debt facilities held by subsidiaries of Ship Finance that we consolidate as variable interest entities. The decrease in interest expense on the debt of consolidated variable interest entities was primarily driven by lower LIBOR rates.

Unwind of discount on debt

On emergence from Chapter 11 and application of fresh start accounting, we recorded a discount against our debt to reduce its carrying value to equal its fair value. The debt discount is unwound over the remaining terms of the debt facilities and the resulting amortization expense has remained broadly constant across the reporting periods presented in this report.

5) Loss on impairment of equity method investment

Loss on impairment of equity method investments for each of the periods presented in this report is set out in the table below:

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Loss on impairment of equity method investments	—	—	(47)	—

During the first quarter, the impact of COVID-19 on the global economy has had a negative impact on our industry. As global oil demand has fallen, we have also seen an increase in oil supply, leading to a surplus of reserves. Brent crude has fallen from $66 as at December 31, 2019 to $23 as at March 31, 2020.

The oil price decline has led to pressures on our customers to reduce their capital expenditures in the near-term until we see a recovery in the oil price. As a consequence, this has led to reduced forecasted day rates and utilization for 2020 and beyond and therefore, as at March 31, 2020, we had indicators of impairment against our investments. Following this impairment review, we concluded that our investments in Seadrill Partners were impaired in full and we recorded an impairment charge of $47 million.

6) Other income and expense

We have analyzed other income and expense into the following components:

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Interest income (i)	8	19	20	39
Share in results from associated companies (ii)	4	(23)	(66)	(65)
Loss on derivative financial instruments (iii)	—	(6)	(1)	(33)
Foreign exchange (loss)/gain (iv)	(2)	4	(24)	2
Net loss on debt extinguishment	—	(22)	—	(22)
Gain/(loss) on marketable securities (v)	1	(14)	(6)	(35)
Impairment of convertible bond from related party (vi)	—	—	(29)	—
Other financial items (vii)	(9)	1	(21)	(2)
Total financial items and other expense, net	2	(41)	(127)	(116)

i) Interest Income

Interest income relates to interest earned on cash deposits and other related party loans.

ii) Share in results from associated companies

Share of results in associated companies represents our share of earnings or losses in our investments accounted under the equity method. We reduced the carrying value of our equity method investments when we applied fresh start accounting on emergence from Chapter 11. This led to the recognition of basis differences between the book value of the drilling unit or pipe laying service vessel and contract intangible balances recorded in the balance sheets of our equity method investees and the implied value of those assets reflected in the equity method investments recorded in our Consolidated Balance Sheet. We unwind these basis differences over the lives of the associated assets and liabilities when calculating our share of results of the equity method investments.

We have analyzed our share of results in associated companies by equity method investment below:

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Share of net income / (loss)
Seadrill Partners	—	(29)	(427)	(60)
Seabras Sapura	15	25	30	44
Seamex	—	2	1	1
Total share of net income / (loss)	15	(2)	(396)	(15)
Unwind of basis differences
Seadrill Partners	—	(7)	352	(18)
Seabras Sapura	(4)	(7)	(8)	(18)
Seamex	(7)	(7)	(14)	(14)
Total unwind of basis differences	(11)	(21)	330	(50)
Share of results from associated companies	4	(23)	(66)	(65)

The share of results from associated companies for the three months ended June 30, 2020 was an income compared to a loss for the three months ended June 30, 2019 due primarily to no further losses recognized for Seadrill Partners as the investment was impaired to a nil carrying value during the three months ended March 31, 2020.

The share of results from associated companies for the six months ended June 30, 2020 remained consistent to the six months ended June 30, 2019 due primarily to the increase in the share of loss in Seadrill Partners in the three months ended March 31, 2020 due to impairments recognized against their long-lived assets offset by a reduced basis difference following rig impairments recognized in Seadrill Partners, and completion of the West Capricorn, Sapura Topazio and Diamante contracts.

iii) Loss on derivative financial instruments

On May 11, 2018, we bought an interest rate cap from Citigroup for $68 million. The interest rate cap mitigates our exposure to future increases in LIBOR over 2.87% from our floating bank debt. We also have a conversion option on a bond issued to us by Archer Limited. We record both of these assets at fair value, with changes in fair value being taken to net income.

The loss on derivatives for the three and six months ended June 30, 2020 were $nil and $1 million (three and six months ended June 30, 2019: $6 million and $33 million, respectively). The losses in 2019 were primarily due to a decrease in LIBOR rates which caused a decrease in the fair value of the interest rate cap. Whilst respectively there was a further decrease in LIBOR rates in 2020, this did not generate a similar decrease in fair value of the interest rate cap. This was because LIBOR rates were already significantly below the cap rate, such that the interest rate cap already had minimal value.

iv) Foreign exchange (loss)/gain

Foreign exchange gains and losses relate to exchange differences on the settlement or revaluation of monetary balances denominated in currencies other than the US Dollar.

In May 2019, we placed a total of 330 million Brazilian Reais of collateral with BTG bank under a letter of credit arrangement. There has been a significant weakening of the Brazilian Reais against the US Dollar during 2020, which has generated a $2 million foreign exchange loss in three months ended June 30, 2020 and a $24 million loss in the six months ended June 30, 2020 .

v) Gain/(loss) on marketable securities

The gain/loss on marketable securities reflect the changes in mark-to-market movements in our investments in Seadrill Partners common units and our Archer shares.

vi) Impairment of convertible bond from related party

On March 13, 2020, Archer announced completion of a refinancing, which included agreed renegotiated terms on the convertible loan. The updated terms amended the loan balance to $13 million that bears interest of 5.5%, matures in April 2024 and includes an equity conversion option. The renegotiated terms resulted in a $29 million impairment being recognized in the six months ended June 30, 2020, following a reduction in loan balance and an increase to the discount rate.

vii) Other financial items

Other financial items for the three and six months ended June 30, 2020 represent changes in the allowances for related party loan receivables following adoption of expected credit loss accounting guidance and professional and advisory fees incurred.

7) Income taxes

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities related to our ownership and operation of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of taxes is based on net income or deemed income.

Liquidity and Capital Resources

1) Introduction
We operate in a capital-intensive industry. We have historically funded acquisitions of drilling units and investments in associated companies through a combination of debt and equity issuances and from cash generated from operations. Although we restructured our debt through the Chapter 11 Reorganization, we remain a highly leveraged company with outstanding borrowings on our external debt facilities totaling $6.8 billion as at June 30, 2020.

Our liquidity requirements relate to servicing and repaying our debt, making capital investments, funding working capital requirements and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows. Most of our contract and other revenues are received between 30 and 60 days in arrears, and most of our operating costs are paid monthly. We have historically relied on our cash generated from operations to meet our short-term liquidity needs.

Our debt agreements contain cross-default provisions (or, in certain instances, cross-acceleration provisions), meaning that if we are in default under one of our debt agreements, amounts outstanding under our other debt agreements may also be in default, accelerated and become due and payable. In addition, we have provided guarantees over certain debt facilities of our affiliates and related companies, and the lenders under such facilities could look to us to meet such liabilities if such affiliates and related companies are unable to meet their obligations. If any of these events occur, we may not be able to satisfy our obligations and our ability to continue our operations or generate adequate cash flow in the future could be impaired.

We had previously been engaged in discussions with our secured lenders regarding potential amendments to our credit facilities that would have provided operational flexibility and additional near-term liquidity by, among other things, converting certain interest payments under our credit facilities to payment-in-kind (“PIK”) interest and deferring certain scheduled amortization payments (or increasing the aggregate amount of such payments that may be converted to loans payable at the final scheduled maturity date of the relevant facility pursuant to the amortization conversion election provisions contained in the facility agreements). Our debt service is anticipated to be primarily comprised of interest through at least Q1 2021 because our facility agreements contain certain provisions that allow us to elect to defer and convert up to $500 million in the aggregate of scheduled amortization payments under certain of our credit facilities. We have already elected to use a portion of this capacity with respect to the scheduled amortization installments under our credit facilities occurring in Q1, Q2 and Q3 2020. We intend to continue exercising this option for each subsequent scheduled amortization payment date until such capacity is fully utilized; however, we cannot guarantee that we will be able to satisfy the conditions set forth in the facility agreements in order to be able to do so. We have also forecasted that we will not be able to meet the requirements under our ongoing liquidity financial covenant contained in the facility agreements within a twelve-month period following the date of this report and had requested consent for certain liquidity enhancing measures in order to mitigate this. Failure to comply with such liquidity requirements could result in a default under the terms of our facility agreements if we are unable to obtain a waiver or amendment from our lenders for such non-compliance. We had also requested that our lenders consent to an extension of the periods before which we are required to comply with the net leverage and debt service coverage financial covenants in our facility agreements because we currently anticipate that we will not be able to meet these requirements when such covenants begin to be tested at the end of Q1 2021. If we are unable to comply with the net leverage and debt service covenants in our debt agreements between Q1 2021 and Q4 2021 this will lead to an interest margin increase of up to 100 bps in the form of PIK interest. However, this does not constitute an event of default.

Whilst substantial support was indicated by our secured lenders for the consents discussed above, as certain of the amendments impacting economic terms required 100% approval across 43 institutions, recent market uncertainties had prevented a coalescing of views. As a consequence, Seadrill decided not to proceed with the bank consent and has retained financial and legal advisors to prepare for a comprehensive restructuring of the balance sheet. With the help of these advisors, we have engaged in negotiations with our lenders surrounding a comprehensive restructuring. Whilst we continue to evaluate various alternatives to address the cost of debt service and overall volume of debt, we anticipate that a comprehensive restructuring will require the use of an in-court process and may require a substantial conversion of our indebtedness to equity. As of June 30, 2020, Seadrill had $1.0 billion of cash which we believe provides sufficient liquidity to complete a comprehensive restructuring process. However, until such time that an agreement is reached to restructure our borrowing commitments, substantial doubt remains over our ability to continue as a going concern. Our business operations remain unaffected by the negotiations and related contingency planning efforts, and we expect to meet our ongoing customer and business counterparty obligations as they become due.

Our funding and treasury activities are conducted in accordance with our corporate policies, which aim to maximize returns while maintaining appropriate liquidity for our operating requirements. Cash and cash equivalents are held mainly in U.S. dollars, with lesser amounts held in Norwegian Kroner, Brazilian Reais and Great British Pounds.

This section discusses the most important factors affecting our liquidity and capital resources.

2) Liquidity
Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, average contract day rates, timing of accounts receivable collection, capital expenditure, timing of payments for operating costs and other obligations.

Our liquidity comprises cash and cash equivalents. The below table shows cash and restricted cash balances for each period presented.

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Cash and cash equivalents	849	1,115
Restricted cash	171	242
Cash and cash equivalents, including restricted cash	1,020	1,357

We have shown our sources and uses of cash by category of cash flow in the below table.

(In $ millions)	Six months ended June 30, 2020	Six months ended June 30, 2019
Cash flows from operating activities (a)	(278)	(184)
Cash flows from investing activities (b)	(13)	(11)
Cash flows from financing activities (c)	(24)	(343)
Effect of exchange rate changes in cash and cash equivalents	(22)	4
Change in period	(337)	(534)

This reconciles to the total cash and cash equivalents, including restricted, which is as follows:

(In $ millions)	Six months ended June 30, 2020	Six months ended June 30, 2019
Opening cash and cash equivalents, included restricted	1,357	2,003
Change in period	(337)	(534)
Closing cash and cash equivalents, included restricted	1,020	1,469

a) Cash flows from operating activities
Cash flows from operating activities can include cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.

We calculate cash flows from operating activities using the indirect method as summarized in the below table.

(In $ millions)	Six months ended June 30, 2020	Six months ended June 30, 2019
Net loss	(1,748)	(502)
Adjustments to reconcile net loss to net cash provided by operating activities(1)	1,668	434
Net loss after adjustments	(80)	(68)
Distributions received from associated company	2	2
Payments for long-term maintenance	(71)	(37)
Settlement of payment-in-kind interest on Senior Secured Notes	—	(39)
Changes in operating assets and liabilities	(129)	(42)
Net cash flows used in operating activities	(278)	(184)

(1)  Includes depreciation, amortization, share of results of joint ventures and associates, impairment of investments, impairment of long-lived assets, unrealized gains and losses on derivatives, unrealized gains and losses on marketable securities, deferred tax expense and other non-cash items shown under the sub-heading "adjustments to reconcile net loss to net cash provided by operating activities" in the Consolidated Statements of Cash Flows presented in the Consolidated Financial Statements included in this report.

Market conditions in the offshore drilling industry in recent years have led to lower levels of spending for offshore exploration and development. This has negatively affected our revenues, profitability and operating cash flows. During the six months ended June 30, 2020 and six months ended June 30, 2019 our cash flows from operating activities were negative, as cash receipts from customers from all segments were insufficient to cover operating costs, payments for long-term maintenance of our rigs, interest payments and tax payments.

b) Cash flows from investing activities
Net cash flows from investing activities for the six months ended June 30, 2020 were primarily from capital expenditures, purchase of non-controlling interest shares and additional funding provided to Seamex. This is offset by contingent consideration receipts from Seadrill Partners from the sale of the drillship West Vela in 2015 and amounts received on loans due from Seabras Sapura.

Net cash flows from investing activities for the six months ended June 30, 2019 were primarily generated by capital expenditures, offset by contingent consideration receipts from Seadrill Partners.

c) Cash flows from financing activities
Net cash flows from financing activities for the six months ended June 30, 2020 was driven by debt amortization payments related to debt facilities held by consolidated variable interest entities.

Net cash flows from financing activities for the six months ended June 30, 2019 were primarily driven by the purchase of the senior secured notes in April 2019 and repayments of debt for our consolidated variable interest entities.

Contractual Obligations

At June 30, 2020, we had the following contractual obligations and commitments:

	Payment due by period
	Period ended June 30
(In $ millions)	2021	2022 - 2023	2024 - 2025	Thereafter	Total
Interest-bearing debt (1) (2) (3)	420	2,516	3,324	495	6,755
Related party interest-bearing debt	—	—	193	121	314
Total debt repayments	420	2,516	3,517	616	7,069
Pension obligations (4)	2	5	5	12	24
Operating lease obligations	7	8	2	—	17
Total contractual obligations	429	2,529	3,524	628	7,110

(1)  Debt principal repayments, excluding cash and payment-in-kind interest.

(2)  The above table assumes that we will make amortization payments on our secured credit facilities from September 2020. Per the terms of our senior secured credit facilities, we can elect to defer up to $500 million of amortization payments until 2021 through the initiation of new loans. In November 2019, we made the election to defer $63 million of balances that would have otherwise fallen due in the quarter ended March 2020. In March 2020, we elected to defer a further $74 million that would have otherwise fallen due in the current quarter and in June 2020 we elected to defer a further $111m that would otherwise have fallen due in the quarter ended September 30, 2020. This leaves a remaining $252 million to be deferred in future periods. If we defer the remaining balance then the amounts due in the year ended June 30, 2021 will reduce to $168 million.
(3)  Our secured credit facilities are subject to a minimum liquidity requirement for the Group, which is measured at RigCo Group level. If breached, this would cause our debt obligations to become due prior to their contractual maturities.
(4) Pension obligations are the forecasted employer’s contributions to our defined benefit plans, expected to be made over the next ten years.

In addition to the above, as of  June 30, 2020 we have recognized liabilities for uncertain tax positions of $80 million, inclusive of interest and penalties.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.

Credit risk
We have financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of our counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. However, we are exposed to a higher level of credit risk on certain related party receivable balances.

We do not demand collateral in the normal course of business. The credit exposure of derivative financial instruments is represented by the fair value of contracts with a positive fair value at the end of each period, adjusted for our non-performance credit risk assumption.

Concentration of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank Finland Plc, Danske Bank A/S, BNP Paribas, BTG Pactual and ING Bank N.V. We consider these risks to be remote. We also have a concentration of risk with respect to customers. For details on the customers with greater than 10% of total revenues, refer to Note 4 - Segment information.

Foreign exchange risk
As is customary in the oil and gas industry, most of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.

Our foreign exchange exposure primarily relates to foreign denominated cash and working capital balances. Historically, these exposures have not caused a significant amount of fluctuation in net income or cash flows and therefore we have not hedged them.

Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements.

On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases in LIBOR on our Senior Credit Facility debt. The interest rate cap is not designated as a hedge and we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023.

We have set out our exposure to interest rate risk on our net debt obligations at June 30, 2020 in the table below:

(In $ millions)	Principal	Hedging instruments	Total	Impact of 1% increase in rates
Senior Credit Facilities	5,662	(4,500)	1,162	12
Ineffective portion of interest rate cap (1)	—	4,500	4,500	45
Debt contained within VIEs	598	—	598	6
Debt exposed to interest rate fluctuations	6,260	—	6,260	63
Less: Cash and Restricted Cash	(1,020)	—	(1,020)	(10)
Net debt exposed to interest rate fluctuations (2)	5,240	—	5,240	53

(1) The 3-month LIBOR rate as at June 30, 2020 was 0.30%. As this rate was more than 1% below the 2.87% cap rate, the interest cap would not mitigate any impact of a theoretical 1% point increase in LIBOR.

(2) The $495 million of Senior Secured Notes are a fixed rate debt instrument and are therefore excluded from the above table.

Critical Accounting Estimates
The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Critical accounting estimates are important to the portrayal of both our financial position and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and significant accounting policies are disclosed in our annual report on Form 20-F.

Critical accounting estimates that have significantly impacted the six months ended June 30, 2020 are as follows:

Drilling Units
Generally, the carrying amount of our drilling units including rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. However, drilling units acquired through a business combination or remeasured through the application of fresh start accounting are measured at fair value as of the date of acquisition or the date of emergence, respectively. Our drilling units are subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values, and impairments.

Our estimates, assumptions, and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. At June 30, 2020, the carrying amount of our drilling units was close to $5 billion, representing 70% of our total assets.

Useful lives and residual value
The cost of our drilling units less estimated residual value is depreciated on a straight-line basis over their estimated remaining useful lives. The estimated useful life of our semi-submersible drilling rigs, drillships and jack-up rigs, when new, is 30 years.

The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We re-evaluate the remaining useful lives of our drilling units as and when events occur which may directly impact our assessment of their remaining useful lives. This includes changes in the operating condition or functional capability of our rigs as well as market and economic factors. The use of different estimates, assumptions and judgments in establishing estimated useful lives and residual values could result in significantly different carrying values for our drilling units which could materially affect our results of operations.

Impairment considerations
The carrying values of our long-lived assets are reviewed for impairment when certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable.

With regard to our older drilling units, which have relatively short remaining estimated useful lives, the results of impairment tests are particularly sensitive to management’s assumptions. These assumptions include the likelihood of the unit obtaining a contract upon the expiration of any current contract, and our intention for the drilling unit should no contract be obtained, including warm/cold stacking or scrapping. The use of different assumptions in the future could potentially result in an impairment of older drilling units, which could materially affect our results of operations.

In the three months ended June 30, 2020, no indicators of impairment were identified against our drilling units.

Impairment recognized and methodology - first quarter 2020
During the first quarter of 2020 there was a significant decrease in the price of oil due to the actions of OPEC and its partners combined with the global impact of the COVID-19 pandemic, with Brent Oil reaching a low of $22 per barrel on March 30, 2020. The impact of these events on the drilling market has had an impact on our industry with expected decreases in utilization going forward and downward pressure on dayrates. We therefore concluded that an impairment triggering event had occurred for our drilling unit fleet in the three months ended March 31, 2020.

We assessed recoverability of our drilling units by first evaluating the estimated undiscounted future net cash flows based on a number of assumptions, including projected dayrates, utilization of the units, operating costs, maintenance costs, reactivation costs, likelihoods of any required scrapping activity, and applicable tax rates. These assumptions are necessarily subjective and the use of different assumptions could produce results that differ from those reported. These include uncertainties over future demand for services, dayrates, expenses and other market-based future events, and expectations may not be indicative of future outcomes. Our estimate of fair value generally requires us to use significant unobservable inputs, therefore making it a Level 3 fair value measurement. Given the material change in the macro environment we also assessed whether the continued cold stacking of assets and the associated reactivation costs would produce a sufficient return to justify the investment. These evaluations were factored into the scrapping probabilities referenced above.

There is significant uncertainty regarding the timing or extent of any market recovery. Altering the dayrate and other assumptions used in our cash flow forecasts could have led to significantly different estimated fair values. As a result, the assessment as to whether an asset should have been impaired or otherwise was dependent on the timing of assessment and market expectations at that time. As the long-

range outcomes are unpredictable due to this volatility, it is not possible to reasonably quantify the impact of changes in the assumptions used in our projected cash flows.

As at March 31, 2020, the undiscounted future net cash flows were not greater than the carrying values for seven of our drilling units; this led to an impairment of the rig carrying value. Following an assessment of recoverability, utilizing a discounted cash flow model incorporating assumptions as noted above and a weighted average cost of capital of 12.8%, we recorded an impairment charge of $1,230 million. We recognized the impairment within “Impairment of long-lived assets” in our Consolidated Statement of Operations for the three months ended March 31, 2020.

Impairment of Equity Method Investment in Seadrill Partners

Overview
Seadrill Partners is an international offshore drilling contractor formed in 2012. It has a fleet of 11 drilling units. This comprises 4 drillships, 4 semi-submersible rigs and 3 tender rigs. All the rigs were acquired from Seadrill between 2012 to 2015. Seadrill is responsible for managing, marketing and operating the rigs and charges SDLP a management fee for these services.

Seadrill Partners has issued 3 categories of equity instrument. This includes two classes of stock (“common units” and “subordinated units”) and incentive distribution rights (“IDRs”). We have several investments in Seadrill Partners. These include (i) 35% of the common units (2.6 million out of 7.5 million total units); (ii) 100% of the subordinated units (1.6 million units); and (iii) 100% of the IDRs.

i. Common Units
The common units do not meet the definition of common stock under US GAAP as they are not the lowest class of stock (because they have an additional right to dividends compared to the subordinated units). The common units have a readily ascertainable fair value and are therefore recorded at fair value with gains or losses taken to the Consolidated Statement of Operations. Refer to Note 11 in the accompanying financial statements for further information.

ii. Subordinated Units and iii. IDRs
In September 2019, we recognized impairments against the subordinated units and IDRs to take their carrying value down to nil.
Direct investments in Seadrill Partners subsidiaries
In addition to our interests in the top holding company, we hold non-controlling interests in the common stock of 4 operating subsidiaries (“OPCOs”) controlled by Seadrill Partners. This includes (i) a 42% interest in Seadrill Operating LLP which wholly owns 4 rigs and has a 56% interest in 1 rig; (ii) a 49% interest in Seadrill Capricorn LLC which wholly owns 4 rigs, (iii) a 39% interest in Seadrill Deepwater Drillship Ltd and (iv) a 49% interest in Seadrill Mobile Units Ltd which, together, own a 44% interest in 1 rig. In total, the 4 OPCOs own 9 out of Seadrill Partners' 11 drilling units.

We account for these investments under the equity method. These investments were recorded at fair value when we applied fresh start accounting on July 2, 2018.

Impairment review
Each reporting period, we are required to consider whether there have been any indicators of 'other than temporary impairment' ("OTTI") of our direct method equity method investments. We record an impairment charge for other-than-temporary declines in fair value when the fair value is not anticipated to recover above the carrying value within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required.

During the first quarter of 2020, the impact of COVID-19 on the global economy has had a negative impact on our industry. As global oil demand has fallen, we have also seen an increase in oil supply, leading to a surplus of reserves and a decline in the oil price. This has led to reduced forecasted dayrates and utilization for 2020, and an extended time for these to recover in future years as market supply and demand re-balance. We therefore concluded that an indicator of impairment against our investments arose in the quarter.

Impairment
Having identified an indicator of OTTI, we were required to value our direct investments in Seadrill Partners to calculate the impairment at March 31, 2020. We valued our investments in the direct interests using an income approach which discounted future free cashflows (“DCF model”). The cash flows were estimated over the remaining useful economic lives of the underlying assets and discounted using an estimated market participant weighted average cost of capital of 12.8%. The DCF model derived an enterprise value of the OPCOs, after which associated debt was subtracted to provide equity values. Our DCF model considered a range of scenarios to reflect different potential refinancing outcomes for Seadrill Partners. The key assumptions used in the DCF were derived from significant unobservable inputs based on our best judgments and assumptions available at the time of performing the impairment test.

The underlying assumptions used to model future rig cash flows used a methodology that examined historical data for each rig, considering the rig’s age, rated water depth and other attributes and then assessed its future marketability considering the current and projected market environment at the time of assessment. Other assumptions, such as operating, maintenance and inspection costs, were estimated using historical data adjusted for known developments and future events that are anticipated by management at the time of the assessment. The probability applied to each scenario was set with reference to the price of Seadrill Partners traded debt as at March 31, 2020. These assumptions are necessarily subjective and are an inherent part of our asset impairment evaluation, and the use of different assumptions could produce results that differ from those reported. Our assumptions involve uncertainties about future demand for our services, dayrates, expenses and other market based future events, and expectations may not be indicative of future outcomes. If actual events differ from these estimates, or to the extent that these estimates are adjusted in the future, our financial condition and results of operations could be affected in the period of any such change of estimate.

We calculated the fair value of our investments in Seadrill Partners direct interests to be nil. The value of our direct ownership interests prior to impairment was $47 million, after recognizing a $75 million share of loss in the three months ended March 31, 2020. As a result, we recorded an impairment charge of $47 million as at March 31, 2020. We recognized the impairment of these investments within “Loss on impairment of equity method investments” in our Consolidated Statement of Operations for the three months ended March 31, 2020.

We have summarized the carrying value of our investments before and after this impairment review in the below table.

Investment	Basis	As at June 30, 2020	As at December 31, 2019
Seadrill Partners subsidiaries - Common units	Fair value	—	2
Seadrill Partners - Direct ownership interests	Equity method	—	122
Total carrying value of our investments		—	124

Current expected credit losses
As set out in Notes 2 and 3 to the Consolidated financial statements included in this report, we adopted accounting standard update 2016-13 effective January 1, 2020. Under this guidance, we are required to record allowances for the expected future credit losses to be incurred on trade and loan receivable balances.

We have used a probability-of-default model to estimate these expected credit losses. Under this methodology we use data such as customer credit ratings, maturity of loan, security of loan, and incorporate historical data published by credit rating agencies, to estimate the chance of default and loss given default. We then multiply the balance outstanding by the estimated chance of default and loss given default to calculate the allowance required for the expected credit loss.

To estimate probability-of-default we have cross referenced the customer credit ratings and expected loan maturities for our receivable balances against historical default rates published by credit rating agencies. The counterparties to our related party receivable balances do not typically have published credit ratings, in which case we have estimated a shadow credit rating. To estimate loan maturities, we have considered both the contractual maturity date of the loan or receivable balance as well as an internal assessment of the counterparties' ability to settle the amount owed by that date. We estimated loss-given-default based on historical recovery rates published by credit rating agencies for claims with similar security and priority as the receivable being assessed.

Fair Value of Archer Convertible Bond
At each reporting period, we record the Archer bond at fair value in Seadrill’s balance sheet, with any gains or losses being recorded in other comprehensive income, unless the convertible bond is impaired, under the impairment guidance of ASC 326-30, in which case the impairment loss is recorded in net income.

The Archer convertible debt instrument is bifurcated into two elements (i) the debt component and (ii) embedded conversion option.

i. Debt component
The fair value of the debt component is derived using the discounted cash flow model including assumptions relating to cost of debt and credit risk associated to the instrument. The principal and payment-in-kind coupon is discounted at a rate of 18.8%. The additional key inputs used in the model is the principal initial value of $13 million, payment-in-kind interest of 5.5% and maturity date of April 1, 2024.

ii. Embedded conversion option
The fair value of the embedded derivative option is calculated using a modified version of the Black-Scholes formula for a currency translated option. The bond can be converted into equity at any stage between now and April 1, 2024. When calculating the fair value we have used the mid-point in this range.

The key model input assumptions include Archer's share price in NOK, NOK/ USD FX volatility and historical and forecasted equity volatility. As the conversion price is significantly below the current trading price the fair value of the conversion option is immaterial. Our estimate of fair value generally requires us to use significant unobservable inputs, therefore making it a Level 3 fair value measurement.

Redeemable non-controlling interests
Subsequent to filing bankruptcy petitions, the Predecessor executed a Transaction Support Agreement (“TSA”) on April 4, 2018 with a minority shareholder of one of our subsidiaries, Asia Offshore Drilling Limited (“AOD”). The purpose of the TSA was to provide a framework for a monetization event for the minority shareholder of AOD as well as obtain unanimous approval of the AOD board of directors (which included the minority shareholder) in order for AOD to become a party to the TSA and participate in the Predecessor’s broader debt restructuring under its Chapter 11 reorganization. The TSA executed between the parties provides an option to the holders of non-controlling interest shares to sell the shares it owns to Seadrill Limited subject to a price ceiling ("Put Option"). After the end of the effective period of the Put Option, if the right remains unexercised, Seadrill Limited has the option to purchase the non-controlling interest in AOD at a price subject to the floor price (“Call Option”). The Put Option generates a redemption feature for the non-controlling interest holder that is outside the control of Seadrill Limited.

To calculate the fair value of the non-controlling interest shares, we estimated the fair value of AOD in total and then allocated this between the shares held by us and by those held by the non-controlling interest. We estimated the fair values of AOD in total by adjusting the Consolidated Balance Sheet position of AOD as at each reporting period for an updated fair value of the three drilling units: AOD I, AOD II and AOD III. We derived the fair value of the three drilling units using a market approach discounted using a weighted average cost of capital of 12.8%. We derived the fair value of the external debt facilities with a discounted cash flow using a weighted average cost of debt of 4%.

Income taxes
Seadrill is a Bermuda company that has a number of subsidiaries and affiliates in various jurisdictions. We are not currently required to pay income taxes in Bermuda on ordinary income or capital gains because we qualify as an exempt company. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions as appropriate. Our income tax expense is based on our income, statutory tax rates and various deductions & credits available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which our operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year because our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuations.

The determination and evaluation of our annual group income tax provision involves the interpretation of tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year.

While our annual income tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. To determine the amount of deferred tax assets and liabilities, as well as valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the amount of deferred taxes. In addition, our uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to our deferred tax assets within our Consolidated Balance Sheets. Refer to Note 8 – "Taxation" to our Consolidated Financial Statements included herein for further information.

Risk Factors
Please see “Item 3D - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 for a discussion of the risk material to our business. Additionally, the risk factor below has been updated as a result of recent developments.

We voluntarily delisted our common stock from the NYSE.

On June 1, 2020, our Board of Directors approved the voluntarily withdrawal of our common shares from listing on the NYSE. We filed a Form 25 with the SEC on June 11, 2020 in order to delist our common shares from the NYSE, which occurred ten days thereafter upon effectiveness of the Form 25. Accordingly, our last day of trading on the NYSE was on June 19, 2020, the last trading day prior to the effectiveness of the Form 25. While the Company's common shares are currently traded on the OTCQX market, an electronic inter-dealer quotation system based in the United States, our OSE listing is now our sole listing, subject to our compliance with the OSE’s continued listing standards.

A delisting of our common shares from the OSE and, to a lesser extent, the lack of trading on the OTCQX, could negatively impact us because it could: (i) reduce the liquidity and market price of our common shares, (ii) reduce the number of investors willing to hold or acquire our common shares, which could negatively impact our ability to raise equity financing, (iii) limit our ability offer and sell freely tradable securities, including under U.S. state securities laws, thereby preventing us from accessing the public capital markets, (iv) impair our ability to provide equity incentives to our employees and (v) lead to a default under one or more of our credit facilities under certain circumstances.

Certain of our credit facilities include a covenant requiring our common shares to be listed on the NYSE or the OSE or, in certain cases another internationally recognized stock exchange (which would not include the OTCQX). While the voluntary delisting of our common shares from the NYSE did not breach this reporting covenant, if our common shares were to be delisted from the OSE and not listed on another internationally recognized exchange permitted under such credit facilities, we could be in default under such facilities. Given the cross-default and cross-acceleration provisions in our other debt agreements, we could be in default under those other debt agreements as well, with the result that some or all of our indebtedness could be declared immediately due and payable (or accelerated after the expiration of any applicable grace period), and we may not have sufficient assets available to satisfy our obligations.

Seadrill Limited
INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three and six months ended June 30, 2020 and the three and six months ended June 30, 2019.	F-2
Unaudited Consolidated Statements of Comprehensive Loss for the three and six months ended June 30, 2020 and the three and six months ended June 30, 2019.	F-3
Unaudited Consolidated Balance Sheets as at June 30, 2020 and December 31, 2019.	F-4
Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and the six months ended June 30, 2019.	F-5
Unaudited Consolidated Statements of Changes in Shareholders' Equity for the three and six months ended June 30, 2020 and the three and six months ended June 30, 2019.	F-7
Notes to Unaudited Consolidated Financial Statements	F-8

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and six months ended June 30, 2020 and 2019

(In $ millions)		Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Operating revenues
Contract revenues		189	253	392	508
Reimbursable revenues		10	10	19	19
Management contract revenues	*	73	58	178	95
Other revenues	*	5	—	9	1
Total operating revenues		277	321	598	623

Operating expenses
Vessel and rig operating expenses	*	(152)	(173)	(304)	(364)
Reimbursable expense		(10)	(9)	(17)	(18)
Management contract expenses		(104)	(49)	(208)	(82)
Depreciation		(82)	(104)	(182)	(212)
Amortization of intangibles		—	(38)	—	(73)
Selling, general and administrative expenses		(17)	(24)	(37)	(47)
Total operating expenses		(365)	(397)	(748)	(796)

Other operating items
Impairment of long-lived assets		—	—	(1,230)	—
Other operating income		—	3	8	29
Total other operating items		—	3	(1,222)	29

Operating loss		(88)	(73)	(1,372)	(144)

Financial items and other expense
Interest income	*	8	19	20	39
Interest expense	*	(92)	(122)	(200)	(254)
Loss on impairment of equity method investments		—	—	(47)	—
Share in results from associated companies (net of tax)		4	(23)	(66)	(65)
Loss on derivative financial instruments	*	—	(6)	(1)	(33)
Net loss on debt extinguishment		—	(22)	—	(22)
Foreign exchange (loss)/gain		(2)	4	(24)	2
Unrealized gain/(loss) on marketable securities		1	(14)	(6)	(35)
Impairment of convertible bond from related party		—	—	(29)	—
Other financial items	*	(9)	1	(21)	(2)
Total financial items and other expense, net		(90)	(163)	(374)	(370)

Loss before income taxes		(178)	(236)	(1,746)	(514)

Income tax (expense)/benefit		(5)	30	(2)	12

Net loss		(183)	(206)	(1,748)	(502)

Net loss attributable to the shareholder		(181)	(203)	(1,745)	(498)
Net loss attributable to the non-controlling interest		(1)	(2)	(2)	(2)
Net loss attributable to the redeemable non-controlling interest		(1)	(1)	(1)	(2)

Basic loss per share (US dollar)		(1.80)	(2.03)	(17.40)	(4.98)
Diluted loss per share (US dollar)		(1.80)	(2.03)	(17.40)	(4.98)
* Includes transactions with related parties. Refer to Note 26 – Related party transactions.
See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
for the three and six months ended June 30, 2020 and 2019

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Net loss	(183)	(206)	(1,748)	(502)
Other comprehensive loss, net of tax:
Change in fair value of debt component of Archer convertible bond	2	1	2	6
Actuarial loss relating to pension	(7)	—	(7)	—
Share of other comprehensive loss from associated companies	(1)	(5)	(17)	(9)
Other comprehensive loss:	(6)	(4)	(22)	(3)

Total comprehensive loss for the period	(189)	(210)	(1,770)	(505)

Comprehensive loss attributable to the shareholder	(187)	(207)	(1,767)	(501)
Comprehensive loss attributable to the non-controlling interest	(1)	(2)	(2)	(2)
Comprehensive loss attributable to the redeemable non-controlling interest	(1)	(1)	(1)	(2)

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
as at June 30, 2020 and December 31, 2019

(In $ millions)	Notes	June 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		849	1,115
Restricted cash	10	80	135
Marketable securities	11	5	11
Accounts receivable, net	3, 12	157	173
Amounts due from related parties, net	3, 26	184	181
Other current assets	13	139	158
Total current assets		1,414	1,773
Non-current assets
Investments in associated companies	14	257	389
Drilling units	15	5,077	6,401
Restricted cash	10	91	107
Deferred tax assets	8	6	4
Equipment	16	20	23
Amounts due from related parties, net	3, 26	382	523
Other non-current assets	13	44	59
Total non-current assets		5,877	7,506
Total assets		7,291	9,279
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities
Debt due within one year	17	420	343
Trade accounts payable		70	86
Amounts due to related parties - current	26	11	19
Other current liabilities	18	281	322
Total current liabilities		782	770
Non-current liabilities
Long-term debt	17	6,215	6,280
Long-term debt due to related parties	26	238	239
Deferred tax liabilities	8	12	12
Other non-current liabilities	18	116	128
Total non-current liabilities		6,581	6,659
Commitments and contingencies (See note 27)
Redeemable non-controlling interest	22	26	57
Equity
Common shares of par value $0.10 per share: 138,880,000 shares authorized and 100,329,887 issued at June 30, 2020 (Common shares of par value $0.10 per share: 138,880,000 shares authorized and 100,234,973 issued at December 31, 2019)	20	10	10
Additional paid-in capital		3,498	3,496
Accumulated other comprehensive loss	23	(35)	(13)
Retained loss		(3,709)	(1,851)
Total shareholders' equity		(236)	1,642
Non-controlling interest	21	138	151
Total equity		(98)	1,793
Total liabilities, redeemable non-controlling interest and equity		7,291	9,279

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2020 and 2019

(In $ millions)	Six months ended June 30, 2020	Six months ended June 30, 2019
Cash Flows from Operating Activities
Net loss	(1,748)	(502)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	182	212
Amortization of unfavorable and favorable contracts	—	73
Share in results from associated companies (net of tax)	66	65
Impairment loss on associated companies	47	—
Impairment of convertible bond from related party	29	—
Unrealized loss related to derivative financial instruments	1	33
Loss on impairment of long-lived assets	1,230	—
Deferred tax benefit	(2)	(26)
Unrealized loss on marketable securities	6	35
Payment-in-kind interest	7	2
Amortization of discount on debt	17	18
Net loss on debt extinguishment	—	22
Unrealized foreign exchange loss	22	—
Change in allowance for expected credit losses	63	—
Other cash movements in operating activities
Distributions received from associated company	2	2
Payments for long-term maintenance	(71)	(37)
Settlement of payment-in-kind interest on Senior secured notes	—	(39)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	16	(20)
Trade accounts payable	(16)	8
Prepaid expenses/accrued revenue	1	3
Related party receivables	(88)	34
Related party payables	(9)	(17)
Other assets	5	(46)
Other liabilities	(39)	(13)
Deferred revenue	(1)	8
Other, net	2	1
Net cash flows used in operating activities	(278)	(184)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(14)	(27)
Contingent consideration received	16	16
Purchase of call option for non-controlling interest shares	(11)	—
Loans granted to related parties	(8)	—
Payments received from loans granted to related parties	4	—
Net cash flows used in investing activities	(13)	(11)

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2020 and 2019

(In $ millions)	Six months ended June 30, 2020	Six months ended June 30, 2019
Cash Flows from Financing Activities
Repayments of secured credit facilities	(24)	(10)
Mandatory redemption of senior secured notes	—	(333)
Net cash used in financing activities	(24)	(343)
Effect of exchange rate changes on cash	(22)	4
Net decrease in cash and cash equivalents, including restricted cash	(337)	(534)
Cash and cash equivalents, including restricted cash, at beginning of the period	1,357	2,003
Cash and cash equivalents, including restricted cash, at the end of period	1,020	1,469

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(167)	(219)
Taxes paid	(7)	(25)

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three and six months ended June 30, 2020 and 2019

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total equity before NCI	NCI	Total equity
Balance at January 1, 2019	10	3,491	(7)	(611)	2,883	152	3,035
Other comprehensive income	—	—	1	—	1	—	1
Share-based compensation charge	—	1	—	—	1	—	1
Fair Value adjustment AOD Redeemable NCI	—	—	—	(1)	(1)	—	(1)
Net loss	—	—	—	(295)	(295)	—	(295)
Balance at March 31, 2019	10	3,492	(6)	(907)	2,589	152	2,741
Other comprehensive loss	—	—	(4)	—	(4)	—	(4)
Share-based compensation charge	—	1	—	—	1	—	1
Net loss	—	—	—	(203)	(203)	(2)	(205)
Balance at June 30, 2019	10	3,493	(10)	(1,110)	2,383	150	2,533

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total equity before NCI	NCI	Total equity
Balance at January 1, 2020	10	3,496	(13)	(1,851)	1,642	151	1,793
ASU 2016-13 - Measurement of credit losses on financial instruments	—	—	—	(143)	(143)	—	(143)
Adjusted balance at January 1, 2020	10	3,496	(13)	(1,994)	1,499	151	1,650
Purchase option on non-controlling interest	—	—	—	—	—	(11)	(11)
Share-based compensation charge	—	1	—	—	1	—	1
Net loss	—	—	—	(1,564)	(1,564)	(1)	(1,565)
Other comprehensive loss	—	—	(16)	—	(16)	—	(16)
Fair Value adjustment AOD Redeemable NCI	—	—	—	27	27	—	27
Balance at March 31, 2020	10	3,497	(29)	(3,531)	(53)	139	86
Other comprehensive loss	—	—	(6)	—	(6)	—	(6)
Share-based compensation charge	—	1	—	—	1	—	1
Fair Value adjustment AOD Redeemable NCI	—	—	—	3	3	—	3
Net loss	—	—	—	(181)	(181)	(1)	(182)
Balance at June 30, 2020	10	3,498	(35)	(3,709)	(236)	138	(98)

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information
Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As at June 30, 2020 we owned and operated 35 offshore drilling units. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, and in benign and harsh environments. We also manage and operate a further 20 drilling units for our related parties Seadrill Partners, SeaMex, Northern Ocean and Sonadrill.

Except where the context otherwise requires or where otherwise indicated, the terms “Seadrill,” “the Group,” “we,” “us,” “our,” “the Company” and “our Business” refer to either Seadrill Limited, any one or more of its consolidated subsidiaries, or to all such entities.

Basis of presentation

The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The amounts are presented in United States dollar ("U.S. dollar," "$" or "US$") rounded to the nearest million, unless otherwise stated. The accompanying Consolidated Financial Statements present the financial position of Seadrill Limited, the consolidated subsidiaries and our interests in associated entities. Investments in companies in which we control, or directly or indirectly hold more than 50% of the voting control are consolidated in the Consolidated Financial Statements, as well as certain variable interest entities of which we are deemed to be the primary beneficiary (though not directly or indirectly holding more than 50% of the voting control).

The accompanying unaudited interim financial statements, in the opinion of management, include all material adjustments that are considered necessary for a fair statement of the Company’s financial statements in accordance with generally accepted accounting principles in the United States of America. The accompanying unaudited interim financial statements do not include all of the disclosures required in complete annual financial statements. These financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2019 (SEC File No. 333-224459).

The financial information in this report has been prepared on the basis that we will continue as a going concern, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Therefore, financial information in this report does not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited Consolidated Financial Statements for the year ended December 31, 2019, except as set out below and in Note 2 - Recent accounting pronouncements.

Credit Losses

We adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326) on January 1, 2020. Refer to Note 3 – Current Expected Credit Losses for more information on the adoption of this update and the changes to our accounting policy.

Use of Estimates

The preparation of our consolidated financial statements requires us to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity, revenues and expenses and related disclosure of contingent assets and liabilities. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition, including sales, expenses and reserves and allowances will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on local, regional, national and international customers and markets. We have made estimates of the impact of COVID-19 within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from these estimates.

Presentation of rig management revenues and expenses

In 2019, we entered into management contract arrangements with Sonadrill and Northern Ocean which increased the volume of activity where we are managing rigs on behalf of other parties. We have therefore separately presented the revenues and expenses earned under arrangements where we provide management or operational services to other parties as separate revenue and expense line items and have presented the results of these activities as a separate operating segment (see Note 4 - Segment information).

We have recast the comparative figures in this report for the new presentation. The below table provides a comparison of the current presentation of the comparatives back to the previously reported numbers, for affected line items:

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Operations for the three months ended June 30, 2019

(In $ millions)	As previously reported	Adjustment	As currently reported
Reimbursable revenues	44	(34)	10
Management contract revenues	—	58	58
Other revenues	24	(24)	—

Vessel and rig operating expenses	(182)	9	(173)
Reimbursable expenses	(43)	34	(9)
Management contract expenses	—	(49)	(49)
Selling, general and administrative expenses	(30)	6	(24)

Consolidated Statement of Operations for the six months ended June 30, 2019

(In $ millions)	As previously reported	Adjustment	As currently reported
Reimbursable revenues	70	(51)	19
Management contract revenues	—	95	95
Other revenues	45	(44)	1

Vessel and rig operating expenses	(381)	17	(364)
Reimbursable expenses	(69)	51	(18)
Management contract expenses	—	(82)	(82)
Selling, general and administrative expenses	(61)	14	(47)

Note 2 – Recent accounting pronouncements

Recently adopted accounting standards

We adopted the following accounting standard updates ("ASUs") since the reporting date of our Form 20-F report which covered the period to December 31, 2019.

ASU 2016-13 - Financial Instruments - Measurement of Credit Losses on Financial Instruments (Also 2019-04, 2019-05, 2019-10 & 2019-11)

Effective January 1, 2020, we adopted ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). The accounting standard update requires us to establish allowances for estimated future credit losses on all trade and loan receivables, based on a broad range of supportable information and evidence to inform our estimates. Refer to Note 3 - Current Expected Credit Losses. This is different to the previous guidance, which applied an "incurred loss" model and only required us to record allowances for credit losses where it was probable that a receivable would not be recovered in full.

On adoption of the guidance, we recorded an allowance of $143 million, primarily related to subordinated loan receivables due from certain affiliated entities (see note 26 for details). Our third party customers are mostly international or national oil companies with high credit standing and we have historically had a very low incidence of bad debt expense from these customers. Therefore, the adoption of the new guidance has not had a material impact on receivables due from third party customers.

We have recorded the offsetting entry for the initial reserve as a direct adjustment to retained earnings. The new guidance requires us to reassess the allowance each reporting period and record any adjustment to the reserve as a credit loss expense in the Consolidated Statement of Operations. The expense is allocated between operating and financial items on the statement of operations based on the nature of the assessed balance. Receivable balances are presented net of the allowance on the Consolidated Balance Sheet.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Other ASUs

We additionally adopted the following accounting standard updates in the year which did not have any material impact on our Consolidated Financial Statements and related disclosures:

ASU 2018-13 Fair Value Measurement - Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The update is intended to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the US GAAP information requirements that are most important to users of an entity's financial statements. The guidance is effective for annual and interim periods beginning after December 15, 2019.

ASU 2018-15 Intangibles

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force). The update is intended to provide additional guidance on the accounting for costs of implementation activities performed in a cloud computing arrangement that is a service contract. The guidance is effective for annual and interim periods beginning after December 15, 2019.

ASU 2018-17 Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The update is intended to improve general purpose financial reporting by considering indirect interests held through related parties in common control arrangements on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The guidance is effective for annual and interim periods beginning after December 15, 2019.

Recently issued accounting standards

The FASB issued the following ASUs that we have not yet adopted but which could affect our Consolidated Financial Statements and related disclosures in future periods:

ASU 2018-14 Compensation - Changes to the Disclosure Requirements for Defined Benefit Plans

In August 2018, the FASB issued ASU 2018-14, Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans. The update is intended to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the US GAAP information requirements that are most important to users of an entity's financial statements. The guidance will be effective for annual and interim periods beginning after December 15, 2020, with early adoption permitted. We are in the process of evaluating the impact of this standard update on our Consolidated Financial Statements and related disclosures.

ASU 2020-04 Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848). This update is intended to provide relief to to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The optional amendments are effective for all entities as of March 12, 2020, through December 31, 2022. We are in the process of evaluating the impact of this standard update on our Consolidated Financial Statements and related disclosures.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 3 – Current Expected Credit Losses
As set out in note 2, we adopted accounting standard update 2016-13 effective January 1, 2020. The new guidance replaces the “incurred loss” model required under the previous guidance with a current “expected credit loss” (or CECL) model that contemplates a broader range of information to estimate expected credit losses over the contractual lifetime of the asset. The CECL impairment model requires an estimate of expected credit losses, that considers forecasts of future economic conditions in addition to information about past events and current conditions. It also requires us to consider the risk of loss even if it is remote. This is a departure from the previous guidance, where we recorded an allowance against a receivable balance only if it was probable that we would not recover the full amount due to us.

The standard provides flexibility in how to determine the expected credit loss for financial assets, including the ability to group financial assets with similar risk characteristics, assess the contractual term where it is not formalized, and obtain and adjust the relevant historical loss information. The in-scope balances required to be assessed under the new standard include external trade receivables, related party reimbursable balances, related party loan receivables and related party trade receivables. Refer to Note 26 - Related Party Transactions for detail of related party receivables.

We have used a probability-of-default model to estimate expected credit losses for all classes of in-scope receivable balances. Under this methodology we use data such as customer credit ratings, maturity of loan, security of loan, and incorporate historical data published by credit rating agencies, to estimate the chance of default and loss given default. We then multiply the balance outstanding by the estimated chance of default and loss given default to calculate the allowance required for the expected credit loss.

We monitor the credit quality of receivables by re-assessing credit ratings, assumed maturities and probability-of-default on a quarterly basis.

The following table summarizes the movement in the allowance for credit losses for the three and six months ended June 30, 2020:

(In $ millions)	Allowance for credit losses - trade receivables	Allowance for credit losses - other current assets	Allowance for credit losses - related party ST	Allowance for credit losses related party LT	Total Allowance for credit losses
As at January 1, 2020	—	—	15	128	143
Credit loss expense	—	—	18	2	20
As at March 31, 2020	—	—	33	130	163
Credit loss expense	—	5	36	2	43
As at June 30, 2020	—	5	69	132	206

The below table shows the classification of the credit loss expense within the consolidated statement of operations.

(In $ millions)	Three months ended June 30, 2020	Six months ended June 30, 2020
Management contract expenses	41	50
Other financial items	2	13
Total	43	63

Changes in allowances for external and related party trade receivables and reimbursable amounts due are included in operating expenses, while changes in the allowances for related party loan receivables are included in other financial items. The increase in the allowance for the three months ended June 30, 2020 was caused by a decline in credit ratings, driven by market conditions in the period, together with an increase in expected maturities for receivables due from certain related parties. These factors led to a higher probability of default for certain related party receivables, which drove an increase in the overall credit loss allowance.

Note 4 – Segment information

Operating segments
We provide drilling and related services to the offshore oil and gas industry. We have four operating segments:
1.Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters;
2.Jack-ups: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environments;
3.Management contracts: Management services to third parties and related parties. Income and expenses related to these management services are classified under this segment; and
4.Other: Corporate items that are not allocated to the three segments above.

Segment results are evaluated on the basis of operating income, and the information given below is based on information used for internal management reporting.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Total operating revenue

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Floaters	121	172	245	353
Jack-ups	82	89	172	172
Management contracts	74	59	179	96
Other	—	1	2	2
Total operating revenues	277	321	598	623

Depreciation

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Floaters	63	85	143	172
Jack-ups	18	17	36	36
Management contracts	1	2	3	4
Total	82	104	182	212

Amortization of intangibles

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Floaters	—	27	—	51
Jack-ups	—	10	—	21
Management contracts	—	1	—	1
Total	—	38	—	73

Operating loss - Net loss

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Floater operating loss	(68)	(80)	(1,353)	(161)
Jack-up operating income	16	4	21	18
Management contracts operating (loss)/income	(31)	8	(32)	10
Other operating loss	(5)	(5)	(8)	(11)
Operating loss	(88)	(73)	(1,372)	(144)
Unallocated items:
Total financial items and other	(90)	(163)	(374)	(370)
Income taxes	(5)	30	(2)	12
Net loss	(183)	(206)	(1,748)	(502)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Drilling units - Total assets

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Floaters	3,860	5,144
Jack-ups	1,064	1,104
Other	153	153
Total drilling units	5,077	6,401

Unallocated items:
Investments in associated companies	257	389
Marketable securities	5	11
Cash and restricted cash	1,020	1,357
Other assets	932	1,121
Total assets	7,291	9,279

Drilling units - Capital expenditures

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Floaters	40	29	68	41
Jack-ups	3	10	8	16
Other	8	1	9	7
Total	51	40	85	64

Geographic segment data
Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following information presents our revenues and fixed assets by geographic area:
Revenues

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Norway	146	102	291	169
Angola	32	34	98	49
Saudi Arabia	31	35	62	69
United States	30	14	59	31
Brazil	5	51	19	93
Nigeria	—	53	5	104
Others (1)	33	32	64	108
Total	277	321	598	623
(1)  Other countries represent countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.

Fixed assets – drilling units (1)

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Norway	1,091	1,818
Malaysia	787	805
United States	636	644
Spain	605	615
Namibia	631	323
Other (2)	1,327	2,196
Total	5,077	6,401
(1)  The countries in this table represent the location of the drilling unit at the end of the reporting period and are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by the assets during the period. In most cases these locations are different to the country in which the Company that owns the drilling unit is registered.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(2)  "Other" represents countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.

Major Customers
We had the following customers with total revenues greater than 10% in any of the periods presented:

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Equinor	21%	14%	19%	17%
ConocoPhillips	15%	12%	13%	12%
Saudi Aramco	11%	11%	10%	11%
Northern Ocean	9%	7%	14%	7%
Total	2%	22%	4%	22%
Petrobras	2%	13%	3%	13%

Note 5 – Revenue from Contracts with Customers
The following table provides information about receivables and contract liabilities from our contracts with customers:

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Accounts receivable, net	157	173
Current contract liabilities (deferred revenue) (1)	(22)	(20)
Non-current contract liabilities (deferred revenue) (2)	(11)	(9)

(1)  Current contract liabilities balances are included in “Other current liabilities” in our Consolidated Balance Sheet.
(2) Non-current contract liabilities balances are included in “Other non-current liabilities” in our Consolidated Balance Sheet.

Significant changes in the contract assets and the contract liabilities balances during the three months ended June 30, 2019 are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2019	1	(21)	(20)
Amortization of revenue that was included in the beginning contract liability balance	—	3	3
Cash received, excluding amounts recognized as revenue	—	(13)	(13)
Cash received against the beginning contract asset balance	(1)	—	(1)
Contract assets recognized during the period	—	—	—
Net contract liability at June 30, 2019	—	(31)	(31)

Significant changes in the contract assets and the contract liabilities balances during the six months ended June 30, 2020 are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2020	—	(29)	(29)
Amortization of revenue that was included in the beginning contract liability balance	—	15	15
Cash received, excluding amounts recognized as revenue	—	(19)	(19)
Net contract liability at June 30, 2020	—	(33)	(33)

Certain direct and incremental costs that are expected to be recovered, relate directly to a contract, and enhance resources that will be used in satisfying our performance obligations in the future. Such costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract.

Deferred revenue - The deferred revenue balance of $22 million reported in "Other current liabilities" at June 30, 2020 is expected to be realized within the next twelve months and $11 million reported in "Other non-current liabilities" is expected to be realized within the following next twelve months. The deferred revenue included above consists primarily of mobilization and upgrade revenue for both wholly and partially unsatisfied performance obligations as well as expected variable mobilization and upgrade revenue for partially unsatisfied performance obligations, which has been estimated for purposes of allocating across the entire corresponding performance obligations. The amounts are derived from the specific terms within drilling contracts that contain such provisions, and the expected timing for recognition of such revenue is based on the estimated start date and duration of each respective contract based on information known at June 30, 2020. The actual timing of recognition of such amounts may vary due to factors outside of our control.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 6 – Impairment of long-lived assets
We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. No indicators of impairment have been identified in the three months ended June 30, 2020.

During the first quarter, the impact of COVID-19 on the global economy had a negative impact on our industry. As global oil demand fell, we also saw an increase in oil supply, leading to a surplus of reserves. Brent crude fell from $66 as at December 31, 2019 to $23 as at March 31, 2020.

The oil price decline has led to pressures on our customers to reduce their capital expenditures in the near-term until we see a recovery in the oil price. As a consequence, this has led to reduced forecasted day rates and utilization for 2020, and an extended time for these to recover in future years as the market supply and demand re-balance. We have therefore concluded that an impairment triggering event had occurred for our drilling unit fleet in the three months ended March 31, 2020.

On assessment of asset recoverability through an estimated undiscounted future net cash flow we calculated the value to be lower than the carrying value for seven of our older units, resulting in an impairment expense of $1,230 million which was classified within "Impairment of long-lived assets" on our Consolidated Statement of Operations for the six months ended June 30, 2020.

We derived the fair value of the rigs using an income approach based on updated projections of future dayrates, contract probabilities, economic utilization, capital and operating expenditures, applicable tax rates and asset lives. The cash flows were estimated over the remaining useful economic lives of the assets and discounted using an estimated market participant weighted average cost of capital "WACC" of 12.8%. To estimate these fair values, we were required to use various unobservable inputs including assumptions related to the future performance of our rigs as explained above. We based all estimates on information available at the time of performing the impairment test. For fair value considerations refer to Note 24 - Risk management and financial instruments.

Note 7 – Loss on impairment of equity method investments
The loss on impairments of our equity method investments for the three and six months ended June 30, 2020 and three and six months ended June 30, 2019 were as follows:

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Seadrill Partners - Direct ownership interests	—	—	(47)	—
Total loss on impairment of equity method investments	—	—	(47)	—

During the first quarter, the impact of COVID-19 on the global economy had a negative impact on our industry. As global oil demand fell, we also saw an increase in oil supply, leading to a surplus of reserves. Brent crude fell from $66 as at December 31, 2019 to $23 as at March 31, 2020.

The oil price decline has led to pressures on our customers to reduce their capital expenditures in the near-term until there is sufficient recovery in the oil price. As a consequence, this has led to reduced forecasted day rates and utilization for 2020 and the recovery of the market we forecast beyond and therefore we identified indicators of impairment against our investments in our first quarter results. An impairment of $47 million was recognized against the Seadrill Partners direct ownership interests in the Consolidated Statements of Operations within "Loss on impairment of equity method investments" in the three months ended March 31, 2020. No further impairments have been recognized in the three months ended June 30, 2020 or in the six months ended June 30, 2019.

We hold direct ownership interests in controlled subsidiaries of Seadrill Partners, which are accounted for under the equity method. The fair values of these investments are not readily determinable, as they are not publicly traded. These investments were recognized at fair value on application of fresh start accounting on July 2, 2018 and therefore categorized at level three on the fair value hierarchy. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

The fair value of equity method investments was derived using an income approach, which discounts future free cash flows. The estimated future free cash flows associated with the investments were primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, applicable tax rates and industry conditions. The cash flows were estimated over the remaining useful economic lives of the underlying assets and discounted using an estimated market participant WACC of 12.8%.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 8 – Taxation
Income tax expense for the three months ended June 30, 2020 was $5 million (three months ended June 30, 2019: benefit of $30 million). Income tax expense for the six months ended June 30, 2020 was $2 million (six months ended June 30, 2019: benefit of $12 million).

The income tax expense of $2 million for the six months ended June 30, 2020 was primarily due to ordinary taxes in Saudi Arabia, Angola, UK partially offset by a benefit as a result of Coronavirus Aid, Relief, and Economic Security Act introducing a carry back of net operating losses in the U.S.

Seadrill Limited is incorporated in Bermuda, where a tax exemption has been granted until 2035. Other jurisdictions in which Seadrill's subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in other jurisdictions. Thus, we may pay tax within some jurisdictions even though we might have losses in others.

Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.

The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2012 for an aggregate amount equivalent to $161 million including interest and penalties. The relevant group companies are robustly contesting these assessments, including filing relevant appeals, an adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheet, Statement of Operations or Statement of Cash Flow. In 2019, we placed a total of $330 million Brazilian Reais of collateral in order to continue with our appeal against certain years. This amount is held as restricted cash. See Note 10 - Restricted cash.

The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the Chapter 11 process with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria and it is also intended that one or more formal objections against these claims for distribution purposes may be filed in the US court. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheet, Statement of Operations or Statement of Cash Flow.

Note 9 – Loss per share
The computation of basic loss per share (“LPS”) is based on the weighted average number of shares outstanding during the period. Diluted LPS includes the effect of the assumed conversion of potentially dilutive instruments. However, as the current and comparative periods are all loss making, the effect of dilution is nil.

The components of the numerator for the calculation of basic and diluted LPS were as follows:

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Net loss attributable to shareholder	(181)	(203)	(1,745)	(498)
Effect of dilution	—	—	—	—
Diluted net loss available to shareholders	(181)	(203)	(1,745)	(498)

The components of the denominator for the calculation of basic and diluted LPS were as follows:

(In millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Basic loss per share:
Weighted average number of common shares outstanding	100	100	100	100
Diluted loss per share:
Effect of dilution	—	—	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	100	100	100	100

The basic and diluted loss per share were as follows:

(In $)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Basic loss per share	(1.80)	(2.03)	(17.40)	(4.98)
Diluted loss per share	(1.80)	(2.03)	(17.40)	(4.98)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 10 – Restricted cash
Restricted cash as at June 30, 2020 and December 31, 2019 was as follows:

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Accounts pledged as collateral for Senior Secured Notes (1)	30	24
Accounts pledged as collateral for performance bonds and similar guarantees (2)	48	104
Demand deposit pledged as collateral for tax related guarantee (3)	61	83
Other	32	31
Total restricted cash	171	242

(1)  In April 2020, Seabras Sapura repaid $6 million of related party and shareholder loans, with the cash proceeds held in escrow against a future redemption of senior secured notes.
(2) On February 24, 2020 we agreed with Danske Bank to reduce our guarantee facility from $90 million to $45 million. As a result, the cash collateral required to be held was reduced.
(3)  We placed a total of 330 million Brazilian Reais of collateral with BTG Pactual under a letter of credit agreement. This related to long-running tax disputes which are currently being litigated through the Brazilian courts. This is held as non-current within the Consolidated Balance Sheet.

Restricted cash is presented in our Consolidated Balance Sheets as follows:

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Current restricted cash	80	135
Non-current restricted cash	91	107
Total restricted cash	171	242

Note 11 – Marketable securities
We hold investments in certain marketable securities which we record at fair value and recognize any changes directly in net loss. The below table shows the carrying value of our investments in marketable securities for periods presented in this report.

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Seadrill Partners - Common units	—	2
Archer	5	9
Total marketable securities	5	11

The below table shows the gain and losses recognized through net loss for the periods presented in this report.

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Seadrill Partners - Common units - unrealized loss on marketable securities	—	(13)	(2)	(36)
Archer - unrealized gain / (loss) on marketable securities	1	(1)	(4)	1
Total unrealized gain / (loss) on marketable securities	1	(14)	(6)	(35)

Note 12 – Accounts receivable
Accounts receivable are held at their nominal amount less an allowance for credit losses. The adoption of ASC 326 on January 1, 2020 resulted in an immaterial allowance against our outstanding amounts due. Refer to Note 3 - Current expected credit losses for further information.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 13 - Other Assets
As at June 30, 2020 and December 31, 2019, other assets included the following:

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Reimbursable amounts due from customers (1)	37	21
Taxes receivable	34	38
Prepaid expenses	32	33
Favorable drilling and management services contracts	32	33
Right of use asset	13	35
Insurance receivable	11	14
Deferred contract costs	9	12
Derivative asset - interest rate cap	1	3
Other assets	14	28
Total other assets	183	217
(1)Includes reimbursable amounts due from related parties, net of expected credit loss allowance. For further information refer to Note 26 – Related party transactions and Note 3 - Current expected credit losses.
Other assets were presented in our Consolidated Balance Sheet as follows:

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Other current assets	139	158
Other non-current assets	44	59
Total other assets	183	217

Note 14 – Investment in associated companies
As at June 30, 2020 and December 31, 2019, the carrying values of our investments in associated companies were as follows.

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Seadrill Partners direct ownership interest	—	122
Seabras Sapura	103	98
Seabras Sapura Holding GmbH- Shareholder loans held as equity	121	123
SeaMex	9	22
Sonadrill	24	24
Gulfdrill	—	—
Total investment in associated companies	257	389

Seadrill Partners direct ownership interest impairment
In March 2020 we impaired the remaining investment value to nil, recognizing a $47 million loss within "Loss on impairment of equity method investments" in our Consolidated Statement of Operations. See Note 7– Loss on impairment of equity method investments for further details.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 15 – Drilling units
The following table summarizes the movement for the six months ended June 30, 2019:

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2019	6,890	(231)	6,659
Additions	61	—	61
Depreciation	—	(207)	(207)
As at June 30, 2019	6,951	(438)	6,513

The following table summarizes the movement for the six months ended June 30, 2020:

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2020	7,048	(647)	6,401
Additions	85	—	85
Depreciation	—	(179)	(179)
Impairment	(1,230)	—	(1,230)
As at June 30, 2020	5,903	(826)	5,077

In March 2020 we recorded a $1,230 million impairment against our fleet. Refer to Note 6 – Impairment of long-lived assets for further information.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 16 – Equipment

Equipment consists of office equipment, software, furniture and fittings.

The following table summarizes the movement for the six months ended June 30, 2019:

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2019	34	(5)	29
Additions	3	—	3
Depreciation	—	(5)	(5)
As at June 30, 2019	37	(10)	27

The following table summarizes the movement for the six months ended June 30, 2020:

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2020	38	(15)	23
Depreciation	—	(3)	(3)
As at June 30, 2020	38	(18)	20

Note 17 – Debt
As at June 30, 2020 and December 31, 2019, we had the following liabilities for third party debt agreements:

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Secured credit facilities	5,662	5,662
Senior Secured Notes	495	476
Credit facilities contained within variable interest entities	598	621
Total debt principal	6,755	6,759
Less: debt discount and fees	(120)	(136)
Carrying value	6,635	6,623

This was presented in our Consolidated Balance Sheets as follows:

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Debt due within one year	420	343
Long-term debt	6,215	6,280
Total debt principal	6,635	6,623

Key changes to borrowing facilities

Senior secured notes
On April 10, 2019, we repurchased $311 million of our principal senior secured notes for $342 million. The $31 million additional cash paid represents the 7% purchase premium and settlement of accrued payment-in-kind and cash interest.

On July 15, 2019, $18 million of accrued payment-in-kind interest on our senior secured notes was compounded and additional notes were issued.

On January 15, 2020, $19 million of accrued payment-in-kind interest on our senior secured notes was compounded and additional notes were issued.

Collateral
Our credit facilities are secured by, among other things, liens on our drilling units. Our credit facility agreements contain cross-default provisions, meaning that if we defaulted and amounts became due and payable under one of our credit agreements, this would trigger a cross-default in our other facilities so that amounts outstanding under our other credit facility agreements become due and payable and capable of being accelerated.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Debt maturities
The outstanding debt as at June 30, 2020 is repayable as follows:

(In $ millions)	Year ended June 30,
2021	420
2022	786
2023	1,730
2024	1,430
2025	1,894
2026 and thereafter	495
Total debt principal (1)	6,755

(1)  Debt principal repayments, excluding cash and payment-in-kind interest.

Amortization Conversion Election facility ("ACE")
The above table assumes that we will make amortization payments on our secured credit facilities from June 2020. Per the terms of our senior secured credit facilities, we can elect to defer up to $500 million of such amortization payments until 2021 through the initiation of new loans.

In November 2019, we made the election to defer $63 million of balances that would have otherwise fallen due in the quarter ended March 2020. In March 2020, we elected to defer a further $74 million that would have otherwise fallen due in the current quarter and in June 2020 we elected to defer a further $111 million that would otherwise have fallen due in the quarter ended September 30, 2020. This leaves a remaining $252 million to be deferred in future periods. If we defer the remaining balance then the amounts due in the year ended June 30, 2021 will reduce to $168 million.

Substantial doubt over going concern
Since the fourth quarter of 2019, we have been engaged in discussions with our secured lenders regarding potential amendments to our credit facilities to provide operational flexibility and additional near-term liquidity by, among other things, converting certain interest payments under our credit facilities to payment-in-kind (“PIK”) interest and deferring certain scheduled amortization payments (or increasing the aggregate amount of such payments that may be converted to loans payable at the final scheduled maturity date of the relevant facility pursuant to the amortization conversion election provisions contained in the facility agreements). Our debt service is anticipated to be primarily comprised of interest through at least Q1 2021 because our facility agreements contain certain provisions that allow us to elect to defer and convert up to $500 million in the aggregate of scheduled amortization payments under certain of our credit facilities. We have already elected to use a portion of this capacity with respect to the scheduled amortization installments under our credit facilities occurring in Q1, Q2 and Q3 2020. We intend to continue exercising this option for each subsequent scheduled amortization payment date until such capacity is fully utilized; however, we cannot guarantee that we will be able to satisfy the conditions set forth in the facility agreements in order to be able to do so. We have forecasted that we will not be able to meet the requirements under our ongoing liquidity financial covenant contained in the facility agreements within a twelve-month period following the date of this report and had requested consent for certain liquidity enhancing measures in order to mitigate this. Failure to comply with such liquidity requirements could result in a default under the terms of our facility agreements if we are unable to obtain a waiver or amendment from our lenders for such non-compliance. We had also requested that our lenders consent to an extension of the periods before which we are required to comply with the net leverage and debt service coverage financial covenants in our facility agreements because we currently anticipate that we will not be able to meet these requirements when such covenants begin to be tested at the end of Q1 2021. If we are unable to comply with the net leverage and debt service covenants in our debt agreements between Q1 2021 and Q4 2021 this will lead to an interest margin increase of up to 100 bps in the form of PIK interest. However, this does not constitute an event of default.

Whilst substantial support was indicated by our secured lenders for the consents discussed above, as certain of the amendments impacting economic terms required 100% approval across 43 institutions, recent market uncertainties have prevented a coalescing of views. As a consequence, Seadrill has decided not to proceed with the bank consent and has retained financial and legal advisors to prepare for a comprehensive restructuring of the balance sheet. With the help of these advisors, we have engaged in negotiations with our lenders surrounding a comprehensive restructuring. Whilst we continue to evaluate various alternatives to address the cost of debt service and overall volume of debt, we anticipate that a comprehensive restructuring will require the use of an in-court process and may require a substantial conversion of our indebtedness to equity. As of June 30, 2020, Seadrill had $1.0 billion of cash which we believe provides sufficient liquidity to complete a comprehensive restructuring process. However, until such time that an agreement is reached to restructure our borrowing commitments, substantial doubt remains over our ability to continue as a going concern. Our business operations remain unaffected by the negotiations and related contingency planning efforts, and we expect to meet our ongoing customer and business counterparty obligations as they become due.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 18 - Other Liabilities
As at June 30, 2020 and December 31, 2019, other liabilities included the following:

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Accrued expenses	123	137
Uncertain tax positions	80	83
Employee withheld taxes, social security and vacation payments	41	51
Accrued interest expense	37	40
Contract liabilities	33	29
Taxes payable	30	33
Lease liabilities	15	36
Unfavorable drilling contracts	7	8
Other liabilities	31	33
Total Other Liabilities	397	450

Other liabilities are presented in our Consolidated Balance Sheet as follows:

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Other current liabilities	281	322
Other non-current liabilities	116	128
Total Other Liabilities	397	450

Note 19 - Leases
We have operating leases relating to our premises, the most significant being our offices in London, Liverpool, Oslo, Stavanger, Singapore, Houston, Rio de Janeiro and Dubai.

Below are the significant assumptions and judgments we applied to account for our leases in accordance with Topic 842.

1.We apply judgment in determining whether a contract contains a lease or a lease component as defined by Topic 842.
2.We have elected to combine leases and non-lease components. As a result, we do not allocate our consideration between leases and non-lease components.
3.The discount rate applied to our operating leases is our incremental borrowing rate. We estimated our incremental borrowing rate based on the rate for our traded debt.
4.Within the terms and conditions of some of our operating leases we have options to extend or terminate the lease. In instances where we are reasonably certain to exercise available options to extend or terminate, then the option was included in determining the appropriate lease term to apply. Options to renew our lease terms are included in determining the right-of-use asset and lease liability when it is reasonably certain that we will exercise that option.

For operating leases where we are the lessee, our future undiscounted cash flows as at June 30, 2020 are as follows:

(In $ millions)	Period ended June 30,
2021	7
2022	6
2023	2
2024	1
2025 and thereafter	1
Total	17

The following table gives a reconciliation between the undiscounted cash flows and the related operating lease liability recognized in our Consolidated Balance Sheets as at June 30, 2020 and December 31, 2019:

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Total undiscounted cash flows	17	45
Less short term leases	—	(1)
Less discount	(2)	(8)
Operating lease liability (1)	15	36
Of which:
Current	6	12
Non-current	9	24

(1)  On August 15, 2019 and September 3, 2019, in connection with the Gulfdrill joint venture, Seadrill entered charter agreements to lease three jack-up rigs from a third-party shipyard. These arrangements are to be novated to Gulfdrill prior to the commencement of its operations. On November 27, 2019, we received delivery of the jack-up rig Lovanda (formerly Zhenhai 5) under a charter agreement and a lease liability and offsetting right of use asset were recognized accordingly. This rig was novated into the Gulfdrill joint venture on March 12, 2020.

The following table gives supplementary information regarding our lease accounting for the three months ended June 30, 2020 and three months ended June 30, 2019:

(In $ million)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Operating Lease Cost:
Operating lease cost	2	5	4	7
Short-term lease cost	—	—	—	1
Total Lease cost	2	5	4	8

Other information:
Cash paid for amounts included in the measurement of lease liabilities- Operating Cash flows	2	5	4	8
Right-of-use assets obtained in exchange for operating lease liabilities during the period	—	—	—	1
Weighted-average remaining lease term in months	28	20	28	20
Weighted-average discount rate	13%	13%	13%	13%

On November 25, 2019 and March, 15 2020 we leased the West Castor and West Telesto to Gulfdrill. The estimated future undiscounted cash flows on these leases are as follows:

(In $ millions)	Period ended June 30,
2021	20
2022	20
2023	20
2024	8
Total	68

The rental income on the leases is set out below:

(In $ million)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Operating Lease Income:
Operating lease income	5	—	8	—
Total Lease income	5	—	8	—

Note 20 – Common shares
Share capital as at December 31, 2019 and June 30, 2020 was as follows:

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Issued and fully paid share capital $0.10 par value each
	Shares	$ millions
As at December 31, 2019	100,234,973	10
As at June 30, 2020	100,329,887	10

In February 2020, 94,914 shares were issued to employees following a vesting of restricted stock units awarded under our employee incentive plan.

Note 21 – Non-controlling interest

Changes in non-controlling interest for the six months ended June 30, 2019 were as follows:

(In $ millions)	Ship Finance VIEs	Seadrill Nigeria Operations Limited	Total
As at January 1, 2019 and March 31, 2019	145	7	152
Net loss attributable to non-controlling interest	(2)	—	(2)
As at June 30, 2019	143	7	150

Changes in non-controlling interest for the six months ended June 30, 2020 were as follows:

(In $ millions)	Ship Finance VIEs	Seadrill Nigeria Operations Limited	Total
As at January 1, 2020	140	11	151
Net loss attributable to non-controlling interest	(1)	—	(1)
Share buyback of Heirs Holding shares in Seadrill Nigeria Operations	—	(11)	(11)
As at March 31, 2020	139	—	139
Net loss attributable to non-controlling interest	(1)	—	(1)
As at June 30, 2020	138	—	138

Seadrill Nigeria Operations Limited

HH Global Alliance Investments Limited ("Heirs Holdings"), an unrelated party registered in Nigeria, owns a non-controlling interest in one of our subsidiaries, Seadrill Nigeria Operations Limited, which holds a 10% interest in our drillship West Jupiter and previously supported the West Jupiter's operations whilst it was under contract with Total in Nigeria. The equity attributable to Heirs Holdings is classified as a non-controlling interest in our consolidated balance sheet.

In February 2020, we paid $11 million to Heirs Holdings for an option to buy the non-controlling interest at any point in the future for a $1 purchase price. This reduced the non-controlling interest balance for Seadrill Nigeria Operations Limited to nil as at March 31, 2020.

Note 22 – Redeemable non-controlling interest
Changes in redeemable non-controlling interest for the period from January 1, 2019 to June 30, 2019 are set out in the table below.

(In $ millions)	Asia Offshore Drilling Ltd
As at January 1, 2019	38
Net loss attributable to redeemable non-controlling interest in the period	(1)
Fair value adjustment	1
As at March 31, 2019	38
Net loss attributable to redeemable non-controlling interest in the period	(1)
As at June 30, 2019	37

Changes in redeemable non-controlling interest for the period from January 1, 2020 to June 30, 2020 are set out in the table below.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In $ millions)	Asia Offshore Drilling Ltd
As at January 1, 2020	57
Fair value adjustment	(27)
As at March 31, 2020	30
Net loss attributable to redeemable non-controlling interest in the period	(1)
Fair value adjustment	(3)
As at June 30, 2020	26

We hold a 66.24% interest in Asia Offshore Drilling Limited (“AOD”), which owns the benign environment jack-up rigs AOD 1, AOD 2 and AOD 3. The remaining 33.76% interest is owned by Mermaid Maritime Public Company Limited ("Mermaid").

On April 4, 2018, subsequent to filing bankruptcy petitions, the Predecessor executed a Transaction Support Agreement (“TSA”) with Mermaid in order to (i) provide a framework for a monetization event for Mermaid and (ii) obtain unanimous approval for AOD to become a party to the RSA and participate in Seadrill’s broader debt restructuring under its Chapter 11 reorganization.

The TSA provided Mermaid with a put option that gave them the right (with no obligation) to sell their non-controlling interest shares to Seadrill. The repurchase price is based on the fair value of the shares, determined by a valuation expert, subject to a price ceiling of $125 million. The exercise window for the put option started on October 1, 2019 and ends on September 30, 2020.

If Mermaid do not exercise their option, Seadrill will have a call option that gives them the right (with no obligation) to buy Mermaid's non-controlling interest shares for fair value, subject to a price floor of $75 million. The exercise window for the call option starts on October 1, 2020 and ends on March 31, 2021.

If the purchase price is less than $50 million then it will be settled in cash. If the purchase price is greater than $50 million, then Seadrill is required to settle the first $50 million in cash and any excess fair value in a variable number of Seadrill common shares (based on the 60-day volume-weighted average price).

The put option generated a redemption feature for Mermaid that is outside the control of Seadrill. This caused the fair value of Mermaid's non-controlling interest shares to be reclassified from equity to "Redeemable non-controlling interest" within the consolidated balance sheet of the Predecessor. Each reporting period, we are required to (i) attribute Mermaid's share of AOD's profit to the redeemable non-controlling interest and (ii) make an adjustment to record the redeemable non-controlling interest shares at fair value, with the offsetting entry going to equity. These entries are set out in the table above.

Note 23 – Accumulated other comprehensive (loss)/income
Accumulated other comprehensive (loss)/income for the period from January 1, 2019 to June 30, 2019 were as follows:

(In $ millions)	Actuarial gain relating to pension	Share in unrealized loss from associated companies	Change in debt component on Archer bond	Total
As at January 1, 2019	1	(5)	(3)	(7)
Other comprehensive (loss)/income	—	(4)	5	1
As at March 31, 2019	1	(9)	2	(6)
Other comprehensive (loss)/income	—	(5)	1	(4)
As at June 30, 2019	1	(14)	3	(10)

Accumulated other comprehensive (loss)/income for the period from January 1, 2020 to June 30, 2020 were as follows:

(In $ millions)	Actuarial loss relating to pension	Share in unrealized loss from associated companies	Change in debt component on Archer bond	Total
As at January 1, 2020	—	(13)	—	(13)
Other comprehensive loss	—	(16)	—	(16)
As at March 31, 2020	—	(29)	—	(29)
Other comprehensive (loss)/income	(7)	(1)	2	(6)
As at June 30, 2020	(7)	(30)	2	(35)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Income taxes associated with each component of other comprehensive income were $2 million for the six months ended June 30, 2020 (June 30, 2019: nil).

Note 24 – Risk management and financial instruments
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.

Credit risk
We have financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of our counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. However, we are exposed to a higher level of credit risk on certain related party receivable balances. Please refer to note 3 for details of allowances established for credit losses.

We do not demand collateral in the normal course of business. The credit exposure of derivative financial instruments is represented by the fair value of contracts with a positive fair value at the end of each period, adjusted for our non-performance credit risk assumption.

Concentration of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank Finland Plc, Danske Bank A/S, BNP Paribas, BTG Pactual and ING Bank N.V. We consider these risks to be remote. We also have a concentration of risk with respect to customers. For details on the customers with greater than 10% of total revenues, refer to Note 4 - Segment information.

Foreign exchange risk
As is customary in the oil and gas industry, most of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.

Our foreign exchange exposure primarily relates to foreign denominated cash and working capital balances. Historically, these exposures have not caused a significant amount of fluctuation in net income or cash flows and therefore we have not hedged them.

Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements.

On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases in LIBOR on our Senior Credit Facility debt. The interest rate cap is not designated as a hedge and we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023.

We have set out our exposure to interest rate risk on our net debt obligations at June 30, 2020 in the table below:

(In $ millions)	Principal	Hedging instruments	Total	Impact of 1% increase in rates
Senior credit facilities	5,662	(4,500)	1,162	12
Ineffective portion of interest rate cap (1)	—	4,500	4,500	45
Debt contained within VIEs	598	—	598	6
Debt exposed to interest rate fluctuations	6,260	—	6,260	63
Less: Cash and Restricted Cash	(1,020)	—	(1,020)	(10)
Net debt exposed to interest rate fluctuations (2)	5,240	—	5,240	53

(1) The 3-month LIBOR rate as at June 30, 2020 was 0.30%. As this rate was more than 1% below the 2.87% cap rate, the interest cap would not mitigate any impact of a theoretical 1% point increase in LIBOR.
(2) The $495 million of senior secured notes are a fixed rate debt instrument and are therefore excluded from the above table.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Gains and losses on derivatives reported in Consolidated Statement of Operations
Gains and losses on derivatives reported in our Consolidated Statement of Operations included the following:

Gain/(loss) recognized in the Consolidated Statement of Operations relating to derivative financial instruments	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Interest rate cap agreement	(1)	(6)	(2)	(33)
Embedded conversion option on Archer convertible debt instrument	1	—	1	—
Gain/(loss) on derivative financial instruments	—	(6)	(1)	(33)

Interest rate cap - This represents changes in fair value on our interest rate cap agreement referred above.

Embedded conversion option on Archer convertible debt instrument - This represents gains and losses on the conversion option included within a $45 million convertible bond issued to us by Archer. Please see Note 26 – Related party transactions for further details.

Derivative financial instruments included in our Consolidated Balance Sheet
Derivative financial instruments included in our Consolidated Balance Sheet, within "Other Assets" included the following:

(In $ millions)	Maturity date	Applicable rate	Outstanding principal - June 30, 2020	As at June 30, 2020	As at December 31, 2019
Interest rate cap	June 2023	2.87% LIBOR cap	4,500	1	3
				1	3

Fair values of financial instruments

Fair value of financial instruments measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost at June 30, 2020 and December 31, 2019 are as follows:

	As at June 30, 2020		As at December 31, 2019
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Related party loans receivable (1) (Level 2)	373	373	395	488

Liabilities
Secured credit facilities (Level 2)	2,141	5,561	5,464	5,549
Credit facilities contained within variable interest entities (Level 2)	578	579	590	598
Senior secured notes (Level 1)	189	495	404	476
Related party loans within variable interest entities (Level 2)	237	246	229	239

(1)   Excludes Archer convertible debt receivable, which is measured at fair value on a recurring basis.  Related party loans receivable is $373 million, comprised of principal due of $505 million offset by allowance for expected credit losses recognized of $132 million. For further information on the impact of the expected credit losses to our financial assets please refer to Note 3 - Expected Credit Losses.

Level 1
The fair value of the senior secured notes were derived using market traded value. We have categorized this at level 1 on the fair value measurement hierarchy. Refer to Note 17 – Debt for further information.

Level 2
Upon the adoption of fresh start accounting, the related party loans receivable from Seadrill Partners, SeaMex and Seabras Sapura were recorded at fair value. We estimated that the fair value continues to be equal to the carrying value as at June 30, 2020 as the debt is not freely tradable and cannot be recalled by us at prices other than specified in the loan note agreements and the loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Other trading balances with related parties are not shown in the table above and are covered under Note 26 – Related party transactions. The fair value of other trading balances with related parties are also assumed to be equal to their carrying value.

At December 31, 2019, the estimated fair value of the Secured credit facilities was derived using a discounted cash flow model, using a cost of debt of 4%. At June 30, 2020, following Seadrill's decision to pursue a comprehensive refinancing of its balance sheet, the estimated fair value of the secured credit facilities has been derived with reference to the value of assets pledged as collateral for those facilities. The discounted cash flow models used to determine the collateral value are subject to the same assumptions and sensitivities as the models prepared to consider rig impairment under US GAAP.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of credit facilities contained within variable interest entities was derived using a discounted cash flow model, using a cost of debt of 4%. The fair value of related party loans within variable interest entities was derived using a discounted cash flow model, using a cost of debt of 11%. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 26 – Related party transactions for further information.

Financial instruments measured at fair value on a recurring basis
The carrying value and estimated fair value of our financial instruments that are measured at fair value on a recurring basis at June 30, 2020 and December 31, 2019 are as follows:

	As at June 30, 2020		As at December 31, 2019
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (Level 1)	849	849	1,115	1,115
Restricted cash (Level 1)	171	171	242	242
Marketable securities (Level 1)	5	5	11	11
Related party loans receivable - Archer convertible debt (Level 3)	9	9	35	35
Interest rate cap (Level 2)	1	1	3	3
Temporary equity
Redeemable non-controlling interest (Level 3)	26	26	57	57

Level 1
The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, was a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy. Quoted market prices were used to estimate the fair value of marketable securities, which were valued at fair value on a recurring basis.

Level 2
The fair value of the interest rate cap as at June 30, 2020 was calculated using well-established independent valuation techniques and counterparty non-performance credit risk assumptions. We have categorized these transactions as level 2 on the fair value measurement hierarchy.

Level 3
The Archer convertible debt instrument is bifurcated into two elements. The fair value of the embedded derivative option was calculated using a modified version of the Black-Scholes formula for a currency translated option. Assumptions include Archer's share price in NOK, NOK/USD FX volatility and dividend yield. The fair value of the debt component was derived using the discounted cash flow model including assumptions relating to cost of debt and credit risk associated to the instrument.

The redeemable non-controlling interest in AOD was calculated by applying a fair value to the three AOD rigs and debt facility using a discounted cash flow model. The rig values were determined using an income approach based on projected future dayrates, contract probabilities, economic utilization, capital and operating expenditures, applicable tax rates and asset lives, discounted using a weighted average cost of capital of 12.8%. The fair value of the debt was derived using the discounted cash flow model, using a cost of debt of 4%.

Fair value considerations on one-time transactions

Archer convertible bond fair value

On March 13, 2020, Archer announced completion of a refinancing, which included agreed renegotiated terms on the convertible loan. The updated terms amended the loan balance to $13 million that bears interest of 5.5%, matures in April 2024 and an equity conversion option. We reassessed the fair value of the Archer convertible bond held as a related party balance using a credit adjusted discount rate of 27.6%. This resulted in an impairment of $29 million, which was recognized in the Consolidated Statements of Operations within "Impairment of convertible bond from related party".

As at December 31, 2019 we reassessed the fair value of the Archer convertible bond held as a related party balance as negotiations to restructure Archer's debt were in progress with senior lenders and Seadrill. We reassessed the fair value of the bond using a discounted cashflow model approach. For the purposes of the valuation, we assumed that the maturity date of the bond will be pushed out to December 2024, which we expect to be required in order for Archer to refinance their bank borrowings to which the Seadrill bond is subordinated. We applied a discount rate of 14%. This resulted in an impairment of $11 million which was recognized within "Impairment of convertible bond from related party" in the Consolidated Statements of Operations and $3 million was recognized in the Consolidated Statements of Comprehensive loss within "Change in fair value of debt component of Archer convertible bond" for the year ended December 31, 2019.

Impairment of investments in associated companies

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
During the first quarter, the impact of COVID-19 on the global economy had a negative impact on our industry. As global oil demand has fallen, we have also seen an increase in oil supply, leading to a surplus of reserves. Brent crude fell from $66 as at December 31, 2019 to $23 as at March 31, 2020.

The oil price decline led to pressures on our customers to reduce their capital expenditures in the near-term until we see a recovery in the oil price. This has led to reduced forecasted dayrates and utilization for 2020, and an extended time for these to recover in future years as market supply and demand re-balance. An other than temporary impairment of $47 million was, therefore, recognized against our direct investments in Seadrill Partners. Refer to Note 7 - Loss on impairment of equity method investments for further information.

On September 6, 2019, Seadrill Partners LLC received notification from the New York Stock Exchange ("the NYSE") that trading of their common units had been suspended due to the Company's low market capitalization. We determined that this was a trigger of other-than-temporary impairment against our investments in Seadrill Partners. As a result, we recognized an impairment of $302 million against the Seadrill Partners direct ownership interests, subordinated units and IDRs. This expense was classified under the line item "Loss on impairment of investments" in the Consolidated Statement of Operations, in the year ended December 31, 2019.

Drilling unit impairment

The current economic outlook and oil price decline was also an indicator of impairment on our drilling units. Following a review of undiscounted cash flows against the carrying book value of our rigs we recognized an impairment against our drilling unit fleet. The impairment recognized in the three months ended March 31, 2020 was $1,230 million, derived from a fair value using an income approach based on updated projections of future dayrates, contract probabilities, economic utilization, capital and operating expenditures, applicable tax rates and asset lives. Refer to Note 6 – Impairment of long-lived assets for further information.

Note 25 – Variable Interest Entities (VIEs)
The combined assets and liabilities in the financial statements of the VIEs as at June 30, 2020 and December 31, 2019 are as follows:

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Cash and cash equivalents	15	22
Investment in finance lease	948	972
Total assets of the VIEs (1)	963	994

Short-term interest bearing debt (2)	48	48
Long-term interest bearing debt (2)	531	550
Other liabilities	4	5
Short-term amounts due to related parties	4	12
Long-term debt due to related parties (3)	238	239
Total liabilities of the VIEs	825	854
Equity of the VIEs	138	140

(1) Book value of units in the Company's consolidated financial statements as at June 30, 2020 was $507 million (December 31, 2019: $784 million).
(2)  Total interest bearing debt comprises principal outstanding of $598 million offset by $19 million debt discount (December 31, 2019: $621 million principal outstanding offset by $23 million debt discount).
(3)  Long-term debt due to related parties comprises principal outstanding of $314 million, offset by debt discount of $68 million and trading asset position held against long-term of $8 million (December 31, 2019: $314 million principal offset by $75 million debt discount).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 26 – Related party transactions
Our main related parties include (i) affiliated companies over which we hold significant influence and (ii) companies who are either controlled by or whose operating policies may be significantly influenced by our largest shareholder, Hemen.

Companies in which we hold significant influence include (i) Seadrill Partners, (ii) SeaMex, (iii) Seabras Sapura, (iv) Sonadrill and (v) Gulfdrill. Companies that are controlled by or whose operating policies may be significantly influenced by Hemen include (i) Ship Finance, (ii) Archer, (iii) Frontline, (iv) Seatankers, (v) Northern Drilling and (vi) Northern Ocean. In the following sections we provide an analysis of (i) transactions with related parties and (ii) balances outstanding with related parties.

Related party revenue

The below table provides an analysis of related party revenues for periods presented in this report.

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Management fees revenues (a)	36	23	77	43
Reimbursable revenues (b)	37	34	100	51
Related party inventory sales	—	1	1	1
Total related party operating revenues	73	58	178	95

(a) We provide management and administrative services to Seadrill Partners, SeaMex and Sonadrill and operational and technical support services to Seadrill Partners, SeaMex, Sonadrill and Northern Ocean. We charge our affiliates for support services provided either on a cost-plus mark up or dayrate basis.

(b) We recognized reimbursable revenues from Northern Ocean in the six months ended June 30, 2020 for work to perform the first mobilization of the Northern Ocean rigs, West Mira and West Bollsta. As at June 30, 2020 our Consolidated Balance Sheet included $152 million of receivables from Northern Ocean (December 31, 2019: $60 million), before deducting allowances for credit losses. This included $123 million of billed and unbilled trade receivables (December 31 2019: $55 million), which have been classified within the line item "amount due from related parties", and $29 million of costs incurred not yet billable to Northern Ocean (December 31, 2019: $5 million), which have been classified with "Other Assets".

Related party operating expenses

The below table provides an analysis of related party operating expenses for periods presented in this report.

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Other related party operating expenses	—	1	—	1
Total related party operating expenses	—	1	—	1

Related party financial items

The below table provides an analysis of related party financial income for periods presented in this report.

(In $ millions)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Interest income (c)	6	7	12	15
Total related party financial items	6	7	12	15

(c) We earn interest income on our related party loans to SeaMex and Seabras Sapura (see below).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Related party receivable balances

The below table provides an analysis of related party receivable balances for periods presented in this report.

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Related party loans and interest (d)	505	488
Deferred consideration arrangements (e)	17	31
Convertible bond (f)	9	35
Trading balances (g)	236	150
Allowance for expected credit losses (h)	(201)	—
Total related party receivables	566	704
Of which:
Amounts due from related parties - current	184	181
Amounts due from related parties - non-current	382	523

(d) We have loan receivables outstanding from SeaMex and Seabras Sapura. We have summarized the amounts outstanding in the table below:

(In $ millions)	As at June 30, 2020	As at December 31, 2019
SeaMex seller's credit and loans receivable	442	422
Seabras loans receivable	63	66
Total related party loans and interest	505	488

SeaMex loans include (i) $250 million "sellers credit" provided to SeaMex in March 2015 which matures in December 2019 but is subordinated to SeaMex's external debt facility, which matures in March 2022. As such, we have classified this balance as non-current on our Consolidated Balance Sheets. (ii) $45 million working capital loan was advanced to SeaMex in November 2016. (iii) $139 million accrued interest on above loans and other funding. The sellers credit and working capital loan both earn interest at 6.5% and are subordinated to SeaMex's external debt facility and (iv) $8 million Sponsor Minimum Liquidity Shortfall loan facility provided to SeaMex in April 2020 which matures at the earlier of February 2021 or two days following the date where there is no Minimum Liquidity Shortfall. The loan earns interest at 6.5% plus 3-month US LIBOR.

Seabras loans include a series of loan facilities that we extended to Seabras Sapura between May 2014 and December 2016. The $63 million balance shown in the table above includes (i) $50 million of loan principal and (ii) $13 million of accrued interest. The loans are repayable on demand, subject to restrictions on Seabras Sapura's external debt facilities. We earn interest of between 3.4% - LIBOR + 3.99% on the loans, depending on the facility.

In addition to the Seabras loans referred above, we have made certain other shareholder loans to Seabras Sapura, which we classify as part of our equity method investment in Seabras Sapura. See Note 14 – Investment in associated companies for further details.

Seabras Sapura repaid $6 million of its outstanding loan balances in April 2020, $4 million relating to its loan facility and $2 million relating to its shareholder loans.

(e) Deferred consideration arrangements include receivables due to us from Seadrill Partners from the sale of the West Vela to Seadrill Partners in November 2014. We have summarized amounts due for each period in the table below:

(In $ millions)	As at June 30, 2020	As at December 31, 2019
West Vela - Mobilization receivable	10	17
West Vela - Share of dayrate	7	14
Total deferred consideration receivable	17	31

On adoption of fresh start accounting, we recorded a receivable for West Vela share of dayrate. This was previously accounted for as a gain contingency so was only recognized when realized. Under fresh start accounting, the receivable was recognized at a fair value of $29 million and the gain was recognized in reorganization items.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(f) On April 26, 2017, we converted $146 million, including accrued interest and fees, in subordinated loans provided to Archer into a $45 million convertible loan. The loan incurred interest at 5.5% and was to mature in December 2021, with a conversion right into equity of Archer Limited in 2021. At inception, the fair value of the convertible bond was $56 million whereas the previous loan had a carrying value of $37 million. We therefore recognized a gain on debt extinguishment of $19 million in 2017 because of this transaction.

The loan receivable is a convertible debt instrument comprised of a debt instrument and a conversion option, classed as an embedded derivative. Both elements are measured at fair value at each reporting date. As at December 31, 2019, Archer was in negotiations with its lenders to refinance its debt obligations, which we expected to result in an extension to maturities for all lenders, including Seadrill. As a result, we recorded an other than temporary impairment against our investment in the convertible bond issued to us by Archer of $11 million.

On March 13, 2020, Archer announced completion of a refinancing, which included agreed renegotiated terms on the convertible loan. The updated terms amended the loan balance to $13 million that bears interest of 5.5%, matures in April 2024 and an equity conversion option. The renegotiated terms resulted in a $29 million impairment being recognized following a reduction in loan balance and an increase to the discount rate. The fair value of the convertible debt instrument as at June 30, 2020 was $9 million of which the split between debt and embedded derivative option was $9 million and nil respectively.

(g) Trading balances primarily comprise receivables from Seadrill Partners, SeaMex, Northern Ocean and Sonadrill for related party management fees, crewing fees and payroll recharges. Per our contractual terms these balances are either settled monthly or quarterly in arrears, or in certain cases, in advance. As set out below, we have established credit loss allowances for balances that have not been settled in line with these payment terms and are overdue.

(h) Allowances recognized for expected credit losses on our related party loan and trade receivables following adoption of accounting standard update 2016-13 - Measurement of Credit Losses on Financial Instruments. Refer to Note 3 – Current Expected Credit Losses for further information.

Related party payable balances

Related party liabilities are presented in our Consolidated Balance Sheets as follows:

(In $ millions)	As at June 30, 2020	As at December 31, 2019
Related party loans payable (i)	238	239
Trading balances (j)	11	19
Total related party liabilities	249	258
Of which:
Amounts due to related parties - current	11	19
Long-term debt due to related parties	238	239

(i) Related party loans include related party loans from Ship Finance to the Ship Finance subsidiaries that we consolidated as variable interest entities (see Note 25 – Variable Interest Entities (VIEs) for further details).

The loans bear interest at a fixed rate of 4.5% per annum and mature between 2023 and 2029. The total interest expense incurred for the three months ended June 30, 2020 was $3 million and the six months ended June 30, 2020 was $7 million. For the three months ended June 30, 2019 the total interest expense incurred was $3 million and for the six months ended June 30, 2019 was $7 million.

(j) Trading balances primarily include related party payables due from our Ship Finance variable interest entities to Ship Finance and trading balances due from us to SeaMex, Seadrill Partners and Sonadrill.

Other related party transactions

Seabras Sapura guarantees - In November 2012, a subsidiary of Seabras Sapura Participações S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013, an additional facility of $36 million was entered into, but this facility matured in March 2020.

As a condition to the lenders making the loan available, a subsidiary of Seadrill has provided a sponsor guarantee, on a joint and several basis with the joint venture partner, Sapura Energy, in respect of the obligations of the borrower. The total amount guaranteed by the joint venture partners as at June 30, 2020 was $139 million (December 31, 2019: $146 million).

We have not recognized a liability for any of the above guarantees as we did not consider it to be probable that the guarantees would be called.

Other guarantees - In addition, we have made certain guarantees over the performance of Seadrill Partners and SeaMex on behalf of customers.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Omnibus agreement - In 2012 we entered into an Omnibus Agreement with Seadrill Partners. The agreement outlines the following provisions: (i) a non-competition agreement with Seadrill Partners for any drilling rig operating under a contract for five or more years; (ii) rights of first offer on any proposed sale, transfer or other disposition of drilling rigs; (iii) rights of first offer on any proposed transfer, assignment, sale or other disposition of any equity interest in Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC (the "OPCO"); and (iv) indemnification – Old Seadrill Limited agreed to indemnify Seadrill Partners against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to Seadrill Partners, and also certain tax liabilities.

Note 27 – Commitments and contingencies

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact, individually or in the aggregate, on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our unaudited Consolidated Financial Statements as at June 30, 2020.

Seabras Sapura joint venture
The Sapura Esmeralda operates under a Brazilian flag. The right to operate under such Brazilian flag is being challenged in the Brazilian courts. An adverse decision in the Brazilian courts could affect the operations of the Sapura Esmeralda and potentially impact its commercial agreements and related financing. Due to the backlog of cases we estimate a decision within approximately 3 years.

Dalian Newbuilds
At June 30, 2020, all eight of the newbuilding contracts with Dalian had been terminated by both parties. Accordingly, the Seadrill contracting entities had no contractual obligation to take delivery of the rigs. Contracts for six of the rigs (West Titan, West Proteus, West Rhea, West Hyperion, West Tethys and West Umbriel) were terminated as of December 31, 2018, and we had total contractual obligations as at December 31, 2018 of $0.4 billion.

In February 2019, the Seadrill contracting party terminated the newbuilding contract for the jack-up rig West Dione due to: (i) delays to delivery of the rig, and (ii) Dalian being subject to bankruptcy proceedings. In March 2019, Dalian disputed the Seadrill contracting party's termination and purported to terminate the newbuilding contract itself for the alleged wrongful termination.

In March 2019, Dalian purported to terminate the eighth newbuilding contract for the West Mimas. In April 2019, the Seadrill contracting party rejected Dalian’s termination of the contract as wrongful and reserved all its rights. The Seadrill contracting party terminated the contract for the West Mimas for: (i) delays to delivery of the rig, (ii) Dalian being subject to bankruptcy proceedings, and (iii) Dalian's wrongful purported termination in March 2019.

In March 2019, the Seadrill contracting parties commenced arbitration proceedings in London for all eight rigs and will claim for the return of the paid installments plus interest and further damages for losses.

In January 2019, Dalian appointed an administrator to restructure its liabilities. The Seadrill contracting parties have filed their claims against Dalian in the Dalian insolvency and the insolvency administrator is currently considering whether to accept or reject the claims in the insolvency. The arbitrations are currently not being progressed by agreement of the parties, pending the insolvency administrator's decision whether to accept or reject the Seadrill contracting parties' claims. Dalian has stated that it has claims for damages in respect of each of the rigs, but it has not quantified those damages. The administrator has submitted a draft reorganization plan to the insolvency court which has stated that it will convene a creditor’s meeting 30 days from when it receives the same for a vote on the draft plan. This has not yet been received. The contracts are all with limited liability subsidiaries of Seadrill. There are no parent company guarantees.

Nigerian Cabotage Act litigation
Seadrill Mobile Units Nigeria Ltd (“SMUNL”) commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the “Act”). On June 28 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of “Coastal Trade” or “Cabotage” under the Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency (“NIMASA”) may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Act. However, on 22 July, 2019, SMUNL filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos we anticipate a decision within 3-5 years.

Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. Accordingly, no loss contingency has been recognized within the Consolidated Financial Statements.

Oro Negro

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Oro Negro, a Mexican drilling rig contractor, filed a Complaint on June 6, 2019 in the United States Bankruptcy Court, Southern District of New York, within Chapter 15 proceedings ancillary to its Mexican insolvency process. The Complaint names Seadrill and its JV partner as co-defendants along with other defendants including Oro Negro bondholders. With respect to Seadrill, the Complaint asserts claims relating to alleged tortious interference but does not seek to quantify damages. On August 26, 2019, we submitted a motion to dismiss the Complaint on technical legal grounds. Gil White, the CEO of Oro Negro responded to this motion on October 25, 2019. Seadrill has the opportunity to reply to this in further support of the motion, the date of which has not yet been determined. We intend to vigorously defend against the claims Oro Negro asserts and dispute the allegations set forth in the Complaint. The costs of defending the claims against Seadrill and its JV partner are being met by the joint venture, SeaMex.

Other contingencies

Sevan Louisiana loss incident

i. Physical damage insurance
In January 2019, there was a loss incident on the Sevan Louisiana related to a malfunction of its subsea equipment. As of June 30, 2020, we have incurred $22 million of costs to repair the equipment, of which $8 million has been recovered and an additional $11 million will be recoverable under our physical damage insurance.

ii. Loss of hire insurance
The loss incident has resulted in a period of downtime for the Sevan Louisiana. As a result, we have recovered $18 million insurance income from loss of hire of the Sevan Louisiana.

Note 28 – Subsequent Events

There have been no subsequent events to report.

RESPONSIBILITY STATEMENT

We confirm that, to the best of our knowledge, the interim financial statements for the six months ended June 30, 2020 presented in this report have been prepared in accordance with accounting principles generally accepted in the United States of America, and give a true and fair view of the assets, liabilities, financial position and results of the Company and the Group taken as a whole.

We also confirm that, to the best of our knowledge, the interim report for the six months ended June 30, 2020 includes a true and fair review of important events that have occurred during the first six months of the financial year and their impact on the interim financial statements, together with a description of the principal risks and uncertainties facing the Company and the Group for the remaining six months of the financial year and major related party transactions.

By order of the Board of Directors of Seadrill Limited.

Date: August 25, 2020
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

/s/ Glen Ole Rødland       Director and Chairman of the Board

/s/ Birgit Aagaard-Svendsen       Director

/s/ Bjarte Bøe        Director

/s/ Gunnar Winther Eliassen       Director

/s/ Herman R Flinder       Director

/s/ Kjell-Erik Østdahl       Director

/s/ Peter J. Sharpe        Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
August 25, 2020
	By:	/s/ Anton Dibowitz Name: Anton Dibowitz Title: Chief Executive Officer of Seadrill Management Ltd. (Principal Executive Officer of Seadrill Limited)